As filed with the Securities and Exchange Commission on June 27, 2018

1933 Act File No. 333-189008

1940 Act File No. 811-22572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-2

☐ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO. _

☑ POST-EFFECTIVE AMENDMENT NO. 6

☐ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☑ AMENDMENT NO. 12

MULTI-STRATEGY GROWTH & INCOME FUND

Principal Executive Offices

80 Arkay Drive, Hauppauge, NY  11788

1-631-470-2600

Agent for Service

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware  19801

With a Copy to Emile R. Molineaux, Esq. Gemini Compliance Services, LLC 80 Arkay Drive Hauppauge, NY 11788 (631) 470-2616	With a copy to: JoAnn Strasser, Esq. Thompson Hine LLP 41 South High Street, 17th floor Columbus, OH 43215 (614) 469-3265

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

It is proposed that this filing will become effective (check applicable box):

☐ when declared effective pursuant to section 8(c), or as follows:

☐ immediately upon filing pursuant to paragraph (b) of Rule 486.

☑ on July 1, 2018 pursuant to paragraph (b) of Rule 486.

☐ 60 days after filing pursuant to paragraph (a) of Rule 486.

☐ on (date) pursuant to paragraph (a) of Rule 486.

PROSPECTUS

Multi-Strategy Growth & Income Fund

Class A Shares (MSFDX), Class L Shares (MSFYX) Class C Shares (MCFDX) and

Class I Shares (MSFIX) of Beneficial Interest

July 1, 2018

Multi-Strategy Growth & Income Fund (the “Fund”) is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. Pursuant to the Fund’s interval fund structure, the Fund will conduct quarterly repurchase offers of no less than 5% and no more than 25% of the Fund’s outstanding shares at net asset value (“NAV”). Even though the Fund will make quarterly repurchase offers, investors should consider the Fund’s shares illiquid. Repurchase offers in excess of 5% are made solely at the discretion of the Fund’s Board of Trustees and investors should not rely on any expectation of repurchase offers being made in excess of 5%.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed on the accuracy and adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus concisely provides the information that a prospective investor should know about the Fund before investing. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a Statement of Additional Information (“SAI”) dated July 1, 2018, is incorporated by reference (legally made a part of this prospectus) and has been filed with the Securities and Exchange Commission (“SEC”). The SAI is available upon request and without charge by writing the Fund at c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788, or by calling toll-free 1-855-601-3841. The table of contents of the SAI appears on page 37 of this prospectus. You may request the Fund’s SAI, annual and semi-annual reports and other information about the Fund or make shareholder inquiries by calling 1-855-601-3841 or by visiting www.growthandincomefund.com. The SAI, material incorporated by reference and other information about the Fund, is also available on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided solely for the information of prospective shareholders and is not intended to be an active link.

Investment Objective. The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation.

The Fund invests a substantial portion of its assets in securities of unlisted public and private real estate investment funds. These investments are illiquid and expose the Fund to real estate-related risks.

Securities Offered. The Fund engages in a continuous offering of four classes of shares of beneficial interest of the Fund: Class A, Class L, Class C and Class I shares. The Fund has registered 18,666,666.66 shares and is authorized as a Delaware statutory trust to issue an unlimited number of shares (6,666,666.66 in 2011 and 12,000,000.00 in 2013). The Fund is offering to sell, through its principal underwriter, Northern Lights Distributors, LLC (the “Distributor”), under the terms of this prospectus, 18,666,666.66 shares (less shares previously sold) of beneficial interest at NAV per share of the relevant share class, plus any applicable sales load. As of June 15, 2018, the Fund’s NAV per share was $14.59 for Class A shares, $14.34 for Class L shares, $14.21for Class C shares and $14.79 for Class I shares. Any sales load will be deducted from the proceeds to the Fund. The maximum sales load is 5.75% of the amount invested for Class A shares and 2.00% for Class L shares, while Class C and Class I shares are not subject to sales charges. The minimum initial investment by a shareholder for Class A, Class L and Class C shares is $2,500 for regular accounts and $1,000 for retirement plan accounts. Subsequent investments may be made with at least $100 for regular accounts and $50 for retirement plan accounts. The minimum initial investment for Class I shares is $1,000,000, while subsequent investments may be made with any amount. The Fund is offering to sell its shares, on a continual basis. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will endeavor to sell the shares. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. During the continuous offering, shares will be sold at the NAV of the Fund next determined plus the applicable sales load. See “Plan of Distribution.” The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 until the Fund has sold shares in an amount equal to approximately $5 billion.

The shares have no history of public trading, nor is it intended that the shares will be listed on a public exchange at this time. There currently is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. Investing in the Fund’s shares involves risks. See “Risk Factors” below in this prospectus.

Investment Adviser

LCM Investment Management, LLC (the “Adviser”)

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in the shares. You should review the more detailed information contained or incorporated by reference in this prospectus and in the Statement of Additional Information, particularly the information set forth under the heading “Risk Factors.”

The Fund. Multi-Strategy Growth & Income Fund is a continuously offered, diversified, closed-end management investment company. See “The Fund.” The Fund is an interval fund that will offer to make quarterly repurchases of each class of shares at the NAV of that class of shares. See “Quarterly Repurchases of Shares.”

Investment Objective and Policies. The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation. The Fund utilizes similar principles to the Endowment Model approach to investing, providing access to, and actively managing, a multi-asset portfolio primarily consisting of illiquid investments with limited availability to provide a core alternatives solution. The Fund pursues its investment objective by investing primarily in the income-producing securities: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds (“AIFs”), which include business development companies (“BDCs”) as well as funds commonly known as “hedge funds,” and other private investment funds (3) master limited partnerships (“MLPs”), (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities. The Fund also executes investments in the preceding types of securities through index-linked or actively managed exchange-traded funds (“ETFs”), mutual funds and closed-end funds (collectively “Underlying Funds”). The Fund defines AIFs as BDCs, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds. In general, the Fund defines an alternative strategy as one that is different from seeking returns from buying and holding traditional stocks and bonds. The Fund invests in securities of issuers without restriction as to market capitalization. The majority of the Fund’s investments are not listed on an exchange or traded in over-the-counter markets; consequently, the majority of the Fund’s investments are illiquid.

The Fund concentrates investments in the real estate industry because, under normal circumstances, it invests over 25% of its net assets in real estate industry securities. This policy is fundamental and may not be changed without shareholder approval. The Fund may employ leverage, including borrowing from banks in an amount up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). Leverage is primarily used to increase the size of the Fund’s portfolio of securities. However, the Fund will not leverage by issuing debt or preferred shares during the next 12 months of operations. See “Investment Objective, Policies and Strategies.” The SAI contains a list of the fundamental and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

Real Estate Securities. Under normal circumstances, the Fund will invest more than 25% of its net assets in real estate securities. This real estate industry securities policy is fundamental and may not be changed without shareholder approval. The real estate securities in which the Fund invests may be focused in various sectors of the commercial real estate market consisting of the office, retail, multifamily, hotel, healthcare and self-storage sectors.

Alternative Investment Funds. The managers of AIFs employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation to the broad equity and fixed-income markets. AIFs selected by the Adviser include real estate property funds, private equity and other alternative private placements, BDCs, and private debt securities, each of which may pay performance-based fees to their managers. Securities of real estate property funds are typically privately placed and are not traded on an exchange. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Private and non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their net asset value (“NAV”) because they typically invest in unlisted securities and often have limited access to capital markets. Additionally, the Fund may invest up to 15% of its net assets in securities of certain AIFs commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains. In selecting AIFs, the Adviser assesses the likely risks and returns of the different alternative investment strategies utilized by the AIFs, and evaluates the potential correlation among the AIF investment strategies under consideration. The Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets.

Master Limited Partnerships. An MLP is a publicly traded or privately offered limited partnership or limited liability company. MLPs are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. An investment in MLP units differs from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution

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payments. The Adviser considers a variety of factors, including but not limited to, market capitalization, liquidity, growth, credit rating, source of qualifying income, business focus, and structure when selecting MLPs.

Common and Preferred Stocks. The Adviser selects dividend-paying common and preferred stocks, as well as certain alternative strategies, that it believes have the potential for strong future total returns. It also considers the sustainability and growth of a company’s dividend. The Adviser reviews company-specific factors consisting of dividend yield, historical dividend growth and return on capital. The Adviser may also engage in opportunistic trading strategies with securities that may not pay a dividend but have been identified as having potential short-term pricing inefficiencies.

Structured Notes. A structured note is a debt security making interest and/or principal payments determined by a formula tied to the movement of an interest rate, stock index, commodity, or currency (each a “reference index”). For example, a structured note may use a reference index, such as the S&P 500, to determine the amount of the interest payment. The Adviser selects structured notes of any maturity issued by entities it believes to be creditworthy. The Adviser uses structured notes as a substitute for investing in the assets that make up the reference index.

Debt Securities. Debt securities are notes, bonds and asset-backed securities (“ABS”). ABS represent interests in pools of loans, leases or receivables originated by private lenders, some of which may be government approved, or affiliated lenders. Typically, an ABS security is issued by a special purpose vehicle (“SPV”), such as a business trust or limited liability company, whose value and income payments are derived from and collateralized (i.e. backed) by a specified pool of underlying assets. The Fund invests without limit in fixed rate or floating rate debt instruments of any maturity that the Adviser believes are creditworthy (interest and principal will be paid on schedule) or have acceptable recovery value in the event of default (through restructuring in or outside of bankruptcy) regardless of rating, if any, including lower-quality debt securities commonly known as “high yield” or “junk” bonds. The Adviser employs measurers consisting of debt-to-assets, debt service coverage ratio asset liquidation value and other metrics to assess credit quality. Junk bonds are generally rated lower than Baa3 by Moody’s Investors Service (“Moody’s”) or lower than BBB- by Standard and Poor’s Rating Group (“S&P”). The Fund will not invest more than 25% of its net assets in junk bonds. However, the Fund does not invest in debt instruments that are in default. The Adviser selects debt securities based upon their expected yield and other measures when compared to a peer group with similar maturity and credit quality.

Underlying Funds. The Fund also invests in index-linked or actively managed ETFs, mutual funds and closed-end funds that each invest in real estate securities, AIFs, common and preferred stocks, structured notes or other types of debt securities when the Adviser believes Underlying Funds offer more efficient execution of the Fund’s strategy, such as when ample individual investments are not readily available.

Investment Strategy. The Adviser pursues an investment strategy aimed to achieve the Fund’s overall investment objective utilizing a selection of securities believed to have relatively low volatility and generally will not be highly correlated to each other or to the broad equity or fixed income markets. The Adviser typically selects private, fair valued securities primarily invested in real estate securities and AIFs as a significant percentage of the Fund’s overall asset allocation.

The Adviser manages the Fund based upon a model allocation consisting of individual public and private securities. The model is created taking into account several factors such as historical performance portfolio liquidity, income and capital appreciation potential, volatility, and correlation. In addition, the model must meet certain diversification tests in order to comply with the Internal Revenue Code and is regularly tested by the Adviser to ensure compliance with such requirements. Ongoing investments are generally invested according to the model. Depending on certain conditions, the Adviser may overweight or underweight new allocations. The Adviser will update the model allocation and rebalance as needed to reflect the Adviser’s outlook. The Adviser manages investments over a long-term time horizon while being mindful of the historical context of the markets. When the Adviser believes market conditions are unfavorable, it may temporarily invest a portion of Fund assets in ETFs linked to stock market volatility or inversely linked to a stock market index to reduce investment risk.

The Adviser employs a regimen of qualitative and quantitative criteria when selecting securities. Certain securities may occasionally be “blind pool” investments (investment vehicles which have no operating history and have not identified the assets that will be purchased by the company) and initially require significant reliance on qualitative factors while over time quantitative factors are utilized to monitor the investment strategy performance. The Adviser utilizes a proprietary quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy. Generally, securities are first selected with the highest expected income or total return expectations from a sector peer group of issuers with similar market capitalization credit quality and/or other risk-adjusted metrics. Secondarily, the potential for capital appreciation over time is considered. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful.

Investment Adviser and Fee. LCM Investment Management, LLC, the investment adviser of the Fund, is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was established in June 2011 for the purpose of providing investment management services to institutional investors such as the Fund. The Adviser is entitled to receive a monthly fee at the annual rate of 1.35% of the Fund’s daily net assets.

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Administrator, Accounting Agent and Transfer Agent. Gemini Fund Services, LLC (“GFS”) serves as the administrator, accounting agent and transfer agent of the Fund. See “Management of the Fund.”

Distribution Fees. The Class L and Class C shares pay to the Distributor a distribution fee (the “Distribution Fee”) that accrues at annual rates equal to 0.50% and 0.75%, respectively, of the Fund’s average daily net assets attributable to Class L and Class C shares. The Distribution Fee is payable on a monthly basis. Class A and Class I shares are not subject to a Distribution Fee. See “Plan of Distribution.”

Closed-End Fund Structure. Closed-end funds differ from open-end management investment companies (commonly referred to as mutual funds) in that closed-end funds do not typically redeem their shares at the option of the shareholder. Rather, closed-end fund shares typically trade in the secondary market via a stock exchange. Unlike many closed-end funds, however, the Fund’s shares will not be listed on a stock exchange. Instead, the Fund will provide very limited liquidity to shareholders by offering to repurchase a limited amount of shares quarterly, which is discussed in more detail below. The Fund, similar to a mutual fund, is subject to continuous asset in-flows (purchases), although not subject to continuous out-flows (redemptions).

Share Classes. The Fund offers four different classes of shares: Class A, Class L, Class C and Class I shares. The Fund began continuously offering its common shares on March 5, 2012. As of July 1, 2014, the Fund simultaneously redesignated its issued and outstanding common shares as Class A shares and created its Class L, Class C and Class I shares. The Fund has received exemptive relief from the SEC to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the purchase restrictions and ongoing fees and expenses for each share class are different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.” If an investor has hired an intermediary and is eligible to invest in more than one class of shares, the intermediary may help determine which share class is appropriate for that investor. When selecting a share class, you should consider which share classes are available to you, how much you intend to invest, how long you expect to own shares, and the total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Investor Suitability. An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the illiquidity of the Fund’s shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Repurchases of Shares. The Fund is an interval fund and, as such, has adopted a fundamental policy to make quarterly repurchase offers, at NAV, of no less than 5% of the shares outstanding. There is no guarantee, and it is unlikely, that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer because shareholders, in total, may wish to sell more than 5% of the Fund’s shares. Very limited liquidity will be provided to shareholders only through the Fund’s quarterly repurchases. The Fund maintains liquid securities, cash or access to a bank line of credit in amounts sufficient to meet quarterly redemption requirements. See “Quarterly Repurchases of Shares.”

Summary of Risks. Investing in the Fund involves risks, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in the Fund’s shares. See “Risk Factors.”

Alternative Investment Funds Risk. AIFs are subject to management and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in AIFs and also may be higher than other funds that invest directly in stocks and bonds. Each AIF is subject to specific risks, depending on the nature of its investment strategy.

The Fund may invest in private investment funds, or “hedge funds,” which pursue alternative investment strategies. Hedge funds often engage in speculative investment practices such as leverage, short-selling, arbitrage, hedging, derivatives, and other strategies that may increase investment loss. Hedge funds can be highly illiquid, and often charge high fees that can erode performance.

BDC Risk. BDCs have little or no operating history and may carry risks similar to those of a private equity or venture capital fund. Private and public non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they generally invest in unlisted securities and typically have limited access to capital markets. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments.

Common and Preferred Stock Risk. Equity markets can be volatile. In other words, the prices of stocks can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. Preferred stock prices generally decline when interest rates rise.

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Credit Risk. Issuers of debt securities may not make scheduled interest and principal payments, resulting in losses to the Fund. In addition, the credit quality of securities held may be lowered if an issuer’s financial condition changes.

Distribution Policy Risk. The Fund’s distribution policy is expected to result in distributions that equal a fixed percentage of the Fund’s current NAV per share. All or a portion of a distribution may consist of a return of capital (i.e. from your original investment). Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Fixed Income Risk. Typically, a rise in interest rates causes a decline in the value of fixed income securities.

High Yield Risk. Lower-quality debt securities, known as “high yield” or “junk” bonds, present greater risk than bonds of higher quality, including an increased risk of default. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. The lack of a liquid market for these bonds could decrease the Fund’s share price. Additionally, high yield issuers may seek bankruptcy protection which will delay resolution of bond holder claims and may eliminate or materially reduce liquidity. The Adviser’s assessment of an issuer’s credit quality may prove incorrect and the Fund could suffer losses.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, will cause the Fund to incur additional expenses and magnify the Fund’s gains or losses.

Liquidity Risk. There currently is no secondary market for the Fund’s shares and the Fund expects that no secondary market will develop. Very limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers. There is no guarantee that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices.

Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in the Fund’s shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Fund’s shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.

MLP Risk. Investments in MLPs involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s limited call right. MLPs, typically, do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income.

Medium and Small Capitalization Company Risk. Compared to investment companies that focus only on large capitalization companies, the Fund’s NAV may be more volatile because it also invests in medium and small capitalization companies. Compared to larger companies, medium and small capitalization companies are more likely to have (i) more limited product lines or markets and less mature businesses, (ii) fewer capital resources, (iii) more limited management depth and (iv) shorter operating histories. Further, compared to larger companies, the securities of small and medium capitalization companies are more likely to be harder to sell.

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but because the Fund concentrates its investments in real estate securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The value of real estate securities is affected by: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates and leverage. To the extent that the Fund invests in real estate securities designated as real estate investment trusts (“REITs”), if a court were to disregard the limited liability legal structure of a REIT, the Fund could be liable for a portion of claims in excess of that REIT’s assets, such as claims arising from environmental problems. Failure to qualify as a REIT under the Internal Revenue Code would increase the REIT’s tax liability thereby reducing the REIT’s net income available for investment or distribution; additionally certain preferred tax treatment of distributions would no longer be passed through to investors.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically are funded from available cash or sales of portfolio securities. The sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Structured Note Risk. The value of a structured note will be influenced by time to maturity, level of supply and demand for the type

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of note; interest rates, commodity, currency or relevant index market volatility; changes in the issuer’s credit quality rating; and economic, legal, political or geographic events that affect the reference index. In addition, there may be a lag between a change in the value of the reference index and the value of the structured note. The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market. In the event that the issuer of the structured note defaults, it is possible that the Fund could lose its entire investment.

Underlying Funds Risk. ETFs, mutual funds, closed-end funds and AIFs are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in ETFs, mutual funds, closed-end funds and AIFs and may be higher than other mutual funds that invest directly in stocks and bonds. The index-linked ETFs in which the Fund may invests will not be able to replicate exactly the performance of the indices they track and the market value of ETF and closed-end fund shares may differ from their NAV. Inverse ETFs will limit the Fund’s participation in market gains. Underlying Funds are subject to specific risks, depending on the nature of the fund.

Valuation Risk. Illiquid securities must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

U.S. Federal Income Tax Matters. The Fund intends to continue to be treated as and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet income and asset diversification tests each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements. See “U.S. Federal Income Tax Matters.”

Dividend Reinvestment Policy. Unless a shareholder elects otherwise, the shareholder’s distributions will be reinvested in additional shares under the Fund’s dividend reinvestment policy. Shareholders who elect not to participate in the Fund’s dividend reinvestment policy will receive all distributions in cash paid to the shareholder of record (or, if the shares are held in street or other nominee name, then to such nominee). See “Dividend Reinvestment Policy.”

Custodian. UMB Bank, n.a. (“UMB”) serves as the Fund’s custodian. See “Management of the Fund.”

FUND EXPENSES

Shareholder Transaction Expenses	Class A	Class L	Class C	Class I
Maximum Sales Load (as a percent of offering price)	5.75%	2.00%	None	None
Maximum Early Withdrawal Charge on Shares Repurchased Less than 365 Days After Purchase (as a percent of original purchase price)	None	None	None	None
Annual Expenses (as a percentage of net assets attributable to shares)
Management Fees[1]	1.35%	1.35%	1.35%	1.35%
Other Expenses
Shareholder Servicing Expenses	0.25%	0.25%	0.25%	None
Distribution Fee [2]	None	0.50%	0.75%	None
Interest Expense	0.03%	0.02%	0.02%	0.02%
Remaining Other Expenses	0.63%	0.61%	0.65%	0.69%
Acquired Fund Fees and Expenses [3]	0.94%	0.94%	0.94%	0.94%
Total Annual Expenses	3.20%	3.67%	3.96%	3.00%
Fee Waiver and Reimbursement [4]	(0.28)%	(0.26)%	(0.30)%	(0.34)%
Total Annual Expenses After Fee Waiver and Reimbursement	2.92%	3.41%	3.66%	2.66%

1. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because this fee table reflects the Fund’s current management fee.

2. The Class L shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the average daily net assets attributable to Class L shares and is payable on a monthly basis. The Class C shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a monthly basis. Class A and Class I shares are not currently subject to a Distribution Fee. See “Plan of Distribution.”

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3. Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies, but does not include REITs and certain private investment funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements, when issued, include only the direct operating expenses incurred by the Fund.

4. The Fund’s Adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, until at least August 4, 2019, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% for Class A Shares, 2.45% for Class L Shares, 2.70% for Class C Shares and 1.70% for Class I shares of each class’s net assets, respectively. Expense waivers and reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Fund’s Board of Trustees, on 60 days written notice to the Adviser.

Example: This example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example only reflects the expense limitation through the initial expiration date of the contract and total expenses thereafter.

Share Class	1 Year	3 Years	5 Years	10 Years
Class A Shares	$85	$148	$213	$386
Class L Shares	$54	$128	$204	$403
Class C Shares	$37	$118	$201	$415
Class I Shares	$27	$90	$155	$329

The Fund Expenses Table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $100,000 in the Fund. More information about these and other discounts is available from your financial professional and in “Class A Shares” starting on page 30 of this prospectus.

Shareholders who choose to participate in repurchase offers by the Fund will not incur a repurchase fee. However, if direct shareholders (as opposed to shareholders that hold shares through a financial intermediary) request that repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by GFS, currently $15. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly. The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

6

FINANCIAL HIGHLIGHTS

Class A

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. For the year ended February 28, 2018 the information has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated February 28, 2018. The information for the other periods shown was audited by the former independent registered public accounting firm. To request the Fund’s Annual Report or Semi-Annual Report, please call 1-855-601-3841.

The table below sets forth financial data for one share of beneficial interest outstanding throughout each year presented.

	For the Year		For the Year		For the Year		For the Year		For the Year
	Ended		Ended		Ended		Ended		Ended
	February 28, 2018		February 28, 2017		February 29, 2016		February 28, 2015		February 28, 2014
NAV, Beginning of Year	$15.67		$15.20		$16.74		$16.51		$15.73
From Operations:
Net investment income (a)	0.22		0.35		0.46		0.41		0.39
Net gain (loss) on investments (both realized and unrealized)	(0.52)		1.06		(1.04)		0.80		1.29
Total from Operations	(0.30)		1.41		(0.58)		1.21		1.68
Less Distributions:
From net investment income	(0.23)		(0.29)		(0.40)		(0.40)		(0.29)
From net realized gains on investments	—		—		—		(0.37)		(0.55)
From paid in capital	(0.69)		(0.65)		(0.56)		(0.21)		(0.06)
Total Distributions	(0.92)		(0.94)		(0.96)		(0.98)		(0.90)
NAV, End of Year	$14.45		$15.67		$15.20		$16.74		$16.51
Total Return (b)	(2.56	)% (d)	9.48	% (h)	(3.57	)% (h)	7.46%		11.01%
Ratios/Supplemental Data
Net assets, end of year (in 000’s)	$150,428		$168,232		$157,986		$178,502		$129,697
Ratio to average net assets:
Expenses, Gross (c)	1.99	% (f)	1.66	% (f)	1.58	% (f)	1.55	% (f)	1.60%
Expenses, Net of Reimbursement/Recapture (c)	1.80	% (f)	1.66	% (f)	1.58	% (f)	1.61	% (e,f)	1.75	% (e)
Net investment income, Net of Reimbursement/Recapture (c)	1.42	% (g)	2.25	% (g)	2.87	% (g)	2.43	% (g)	2.46%
Ratio to average net assets (excluding interest expense):
Expenses, Gross (c)	1.96	% (f)	1.57	% (f)	1.49	% (f)	1.55	% (f)	1.60%
Expenses, Net of Reimbursement/Recapture (c)	1.77	% (f)	1.57	% (f)	1.49	% (f)	1.61	% (e,f)	1.75	% (e)
Portfolio turnover rate	27%		13%		21%		49%		14%

(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any and exclude the effects of sales loads. Total returns for periods less than one year are not annualized.
(c)	Annualized for periods less than one year.
(d)	Not annualized.
(e)	Such ratio includes the Advisor’s recapture of waived/reimbursed fees from prior periods.
(f)	Does not include the expenses of the investment companies in which the Fund invests.
(g)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(h)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

7

Class L

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. For the year ended February 28, 2018 the information has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated February 28, 2018. The information for the other periods shown was audited by the former independent registered public accounting firm. To request the Fund’s Annual Report or Semi-Annual Report, please call 1-855-601-3841.

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year		For the Year		For the Year		For the Period
	Ended		Ended		Ended		Ended
	February 28, 2018		February 28, 2017		February 29, 2016		February 28, 2015 *
NAV, Beginning of Period	$15.51		$15.11		$16.72		$17.02
From Operations:
Net investment income (a)	0.14		0.27		0.37		0.20
Net gain (loss) on investments (both realized and unrealized)	(0.53)		1.06		(1.03)		0.17
Total from Operations	(0.39)		1.33		(0.66)		0.37
Less Distributions:
From net investment income	(0.23)		(0.28)		(0.39)		(0.13)
From net realized gains on investments	—		—		—		(0.35)
From return of capital	(0.68)		(0.65)		(0.56)		(0.19)
Total Distributions	(0.91)		(0.93)		(0.95)		(0.67)
NAV, End of Period	$14.21		$15.51		$15.11		$16.72
Total Return (b)	(3.13	)% (d)	9.01	% (g)	(4.03	)% (g)	2.25	% (d)
Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$6,570		$9,192		$9,143		$8,356
Ratio to average net assets:
Expenses, Gross (c)(e)	2.46%		2.16%		2.08%		2.05%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.28%		2.16%		2.08%		2.05%
Net investment income (c)(f)	0.90%		1.77%		2.37%		2.00%
Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	2.43%		2.07%		1.99%		2.05%
Expenses, Net of Reimbursement/Recapture (c)(e)	2.26%		2.07%		1.99%		2.05%
Portfolio turnover rate	27%		13%		21%		49	% (d)

*	Class L commenced operations on July 2, 2014.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any and exclude the effects of sales loads. Total returns for periods less than one year are not annualized.
(c)	Annualized for periods less than one year.
(d)	Not annualized.
(e)	Does not include the expenses of the investment companies in which the Fund invests.
(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.
8

Class C

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. For the year ended February 28, 2018 the information has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated February 28, 2018. The information for the other periods shown was audited by BBD, LLP. To request the Fund’s Annual Report or Semi-Annual Report, please call 1-855-601-3841.

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year		For the Year		For the Year		For the Period
	Ended		Ended		Ended		Ended
	February 28, 2018		February 28, 2017		February 29, 2016		February 28, 2015 *
NAV, Beginning of Period	$15.42		$15.06		$16.71		$17.02
From Operations:
Net investment income (a)	0.10		0.23		0.33		0.18
Net gain (loss) on investments (both realized and unrealized)	(0.51)		1.06		(1.03)		0.16
Total from Operations	(0.41)		1.29		(0.70)		0.34
Less Distributions:
From net investment income	(0.22)		(0.28)		(0.39)		(0.12)
From net realized gains on investments	—		—		—		(0.35)
From return of capital	(0.68)		(0.65)		(0.56)		(0.18)
Total Distributions	(0.90)		(0.93)		(0.95)		(0.65)
NAV, End of Period	$14.11		$15.42		$15.06		$16.71
Total Return (b)	(3.32	)% (d)	8.73	% (g)	(4.28	)% (g)	2.04	% (d)
Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$24,575		$24,585		$19,046		$10,926
Ratio to average net assets:
Expenses, Gross (c)(e)	2.75%		2.40%		2.33%		2.30	% (c)
Expenses, Net of Reimbursement/Recapture (c)(e)	2.55%		2.40%		2.33%		2.30	% (c)
Net investment income (c)(f)	0.68%		1.48%		2.12%		1.76	% (c)
Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	2.72%		2.33%		2.24%		2.30	% (c)
Expenses, Net of Reimbursement/Recapture (c)(e)	2.53%		2.33%		2.24%		2.30	% (c)
Portfolio turnover rate	27%		13%		21%		49	% (d)

*	Class C commenced operations on July 2, 2014.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.
(c)	Annualized for periods less than one year.
(d)	Not annualized.
(e)	Does not include the expenses of the investment companies in which the Fund invests.
(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.

9

Class I

The financial highlights table is intended to help you understand the Fund’s financial performance. The total returns in the tables represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. For the year ended February 28, 2018 the information has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report dated February 28, 2018. The information for the other periods shown was audited by the former independent registered public accounting firm. To request the Fund’s Annual Report or Semi-Annual Report, please call 1-855-601-3841.

The table below sets forth financial data for one share of beneficial interest outstanding throughout each period presented.

	For the Year		For the Year		For the Year		For the Period
	Ended		Ended		Ended		Ended
	February 28, 2018		February 28, 2017		February 29, 2016		February 28, 2015 *
NAV, Beginning of Period	$15.86		$15.24		$16.75		$17.02
From Operations:
Net investment income (a)	0.25		0.42		0.48		0.30
Net gain (loss) on investments (both realized and unrealized)	(0.54)		1.15		(1.03)		0.09
Total from Operations	(0.29)		1.57		(0.55)		0.39
Less Distributions:
From net investment income	(0.23)		(0.30)		(0.40)		(0.06)
From net realized gains on investments	—		—		—		(0.37)
From return of capital	(0.70)		(0.65)		(0.56)		(0.23)
Total Distributions	(0.93)		(0.95)		(0.96)		(0.66)
NAV, End of Period	$14.64		$15.86		$15.24		$16.75
Total Return (b)	(2.39	)% (d)	10.52	% (g)	(3.37	)% (g)	2.37	% (d)
Ratios/Supplemental Data
Net assets, end of period (in 000’s)	$5,395		$3,820		$7,806		$1,185
Ratio to average net assets:
Expenses, Gross (c)(e)	1.79%		1.39%		1.33%		1.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	1.57%		1.39%		1.33%		1.30%
Net investment income (c)(f)	1.64%		2.67%		3.09%		2.80%
Ratio to average net assets (excluding interest expense)
Expenses, Gross (c)(e)	1.76%		1.29%		1.24%		1.30%
Expenses, Net of Reimbursement/Recapture (c)(e)	1.55%		1.29%		1.24%		1.30%
Portfolio turnover rate	27%		13%		21%		49	% (d)

*	Class I commenced operations on July 2, 2014.
(a)	Per share amounts are calculated using the average shares method, which more appropriately presents the per share data for the period.
(b)	Total returns are historical in nature and assume changes in share price, reinvestment of dividends and capital gains distributions, if any. Total returns for periods less than one year are not annualized.
(c)	Annualized for periods less than one year.
(d)	Not annualized.
(e)	Does not include the expenses of the investment companies in which the Fund invests.
(f)	The recognition of investment income is affected by the timing and declaration of dividends by the underlying investment companies in which the Fund invests.
(g)	Includes adjustments in accordance with accounting principles generally accepted in the United States and, consequently, the NAV for financial reporting purposes and the returns based upon those NAVs may differ from the NAVs and returns for shareholder transactions.
10

THE FUND

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund. The Fund was organized as a Delaware statutory trust on June 3, 2011. The Fund’s principal office is located at c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788, and its telephone number is 1-855-601-3841.

USE OF PROCEEDS

The net proceeds of the continuous offering of shares, after payment of the sales load (if applicable), will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt. Pending investment of the net proceeds in accordance with the Fund’s investment objective and policies, the Fund will invest in money market or short-term fixed-income mutual funds. Investors should expect, therefore, that before the Fund has fully invested the proceeds of the offering in accordance with its investment objective and policies, the Fund’s assets would earn interest income at a modest rate.

INVESTMENT OBJECTIVE, POLICIES AND STRATEGIES

Investment Objective and Policies

The Fund’s investment objective is to seek returns from capital appreciation and income with an emphasis on income generation. The Fund pursues its investment objective by investing primarily in the income-producing securities: (1) public and private real estate securities (including securities issued by real estate funds), (2) alternative investment funds, which include business development companies, funds commonly known as “hedge funds,” and other private investment funds, (3) master limited partnerships, (4) common and preferred stocks, and (5) structured notes, notes, bonds and asset-backed securities. The Fund defines AIFs as BDCs, limited partnerships and limited liability companies that pursue investment strategies linked to real estate, small businesses or other investments that serve as alternatives to traditional stocks and bonds. The Fund invests in securities of issuers without restriction as to market capitalization. The majority of the Fund’s investments are not traded on an exchange or in over-the-counter markets; consequently, the majority of the Fund’s investments are illiquid.

The Fund provides investors with access to an actively managed portfolio of liquid and illiquid alternative investments, many of which are unavailable to the typical individual investor due to high minimum investment and accredited/qualified investor requirements. The Adviser employs a similar multi-asset approach to the Endowment Model while actively managing individual holdings and generating significant non-correlated income. The Endowment Model is a form of the strategic asset allocation model of portfolio construction that involves diversifying investments across strategies, asset classes and investment horizons, as opposed to the standard long-only stock and bond model. To that end, the Fund seeks to:

  Deliver current income to investors with low correlation to traditional equity and fixed-income investments by pursuing securities in asset classes considered non-traditional in nature
  Seek illiquidity premiums, as the Fund has no finite life and therefore can pursue less liquid strategies as part of an overall portfolio, subject to near-term investor liquidity needs
  Proactively manage security selection and asset class exposures through cutting-edge research capability, rigorous due diligence efforts, and a consistently applied investment process
  Provide institutional access on favorable terms; as the Adviser has added to the depth of the portfolio management team, the Fund has benefited from enhanced security selection capabilities and industry relationships in sourcing institutional-quality investments

The Fund concentrates investments in the real estate industry, and under normal circumstances, it invests over 25% of its net assets in real estate securities (including securities issued by real estate funds). This policy is fundamental and may not be changed without shareholder approval. Real estate funds are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The Statement of Additional Information contains a list of the fundamental (those that may not be changed without a shareholder vote) and non-fundamental investment policies of the Fund under the heading “Investment Objective and Policies.”

The Fund may employ leverage, including borrowing from banks in an amount of up to 33-1/3% of the Fund’s assets (defined as net assets plus borrowing for investment purposes). Leverage is primarily used to increase the size of the Fund’s portfolio of securities. The Fund is authorized to borrow money in connection with its investment activities, subject to the limits of the asset coverage requirement of the Investment Company Act of 1940, as amended. The Fund also may borrow money to satisfy repurchase requests from Fund shareholders and to otherwise provide the Fund with temporary liquidity. The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed and measured at the time

11

indebtedness occurs. This means that the value of the Fund’s total indebtedness may not exceed one-third of the value of its total assets, including the value of the assets purchased with the proceeds of its indebtedness.

Investment Strategy and Criteria Used in Selecting Investments

The Adviser uses both a quantitative screening process and a qualitative selection process when selecting securities for investment by the Fund in connection with its strategy. An optimized asset allocation model is used to quantify targeted exposure ranges for various alternative sectors. No assurance can be given that any or all investment strategies, or the Fund’s investment program, will be successful. The Adviser utilizes a clearly defined philosophy which provides a disciplined investment strategy. When determining an asset allocation, the Adviser typically reviews at least the last ten years (if available) of market data history, which the Adviser regards as the most relevant for market forecasting purposes. The Adviser may strategically rebalance its asset allocation according to the current market conditions, but will remain true to its fundamental analysis with respect to real estate asset class and sector risk over time. The Adviser manages investments over a long-term time horizon, while being mindful of the historical context of the markets. The Adviser employs a regimen of quantitative and qualitative criteria to arrive at a universe of investments which are considered to be “best-of-breed.” The Adviser primarily selects securities with the highest expected income from a sector peer group of issuers with similar market capitalization credit quality and/or risk-adjusted metrics. Secondarily, the Adviser considers potential for capital appreciation. When constructing the Fund’s portfolio, the Adviser selects securities from sectors that it believes have relatively low volatility and will not be highly correlated to each other or to the equity or fixed income markets, generally. The Adviser considers low to moderate correlation or volatility strategies to be those which are expected to have 75% or less of the volatility of, or correlation to, the relevant market or index.

Real Estate Securities

There are three main vehicles used to execute real estate-related investments:

•	Private and/or Non-Listed Real Estate Securities: This investment vehicle will be used to generate current income, and/or capital appreciation, without the volatility of other types of real estate securities. Investment criteria will include evaluating the strength of the sponsor and management. From an operations perspective, the Adviser will focus on the attractiveness of the specific property type; stability of income; distribution yield and distribution coverage from operations. From a financing perspective, the Adviser will focus on availability of debt and equity financing and target leverage levels. Finally, the Adviser will focus on a value-add liquidity event following the close of the offering.
•	Listed (Traded) Real Estate Securities Equities: Investment criteria on a macro level will include: relative attractiveness to the broader stock market, the impact of the debt capital markets on real estate securities, the supply and demand for commercial real estate overall, and the supply and demand for specific property types. On a micro level, the Adviser will focus on: the attractiveness of a specific property type, quality and historic success of management, relative value price-to-earnings or price-to-cash flow or funds-from-operations within a sector, whether the security is trading at a premium or discount to its NAV (“NAV”), and both internal (e.g. same store growth) and external (e.g. acquisitions and development) growth prospects to drive total earnings growth.
•	Real Estate Debt: This investment vehicle will look at both current income opportunities and the ability to acquire debt or preferred stock (which the Fund defines to be a form of debt with respect to real estate) at a discount to face value. This vehicle could include, but is not limited to, secured property level debt, unsecured notes, unsecured notes and preferred equity convertible into common equity and preferred equity. Preferred equity historically trades at a higher yield and has a lower risk profile than its common equity, but also has lower capital gain potential unless it trades at a discount to par. This portion of the Adviser’s debt strategy will focus on quality of management, sustainability of the business model, coverage of the common dividend and liquidity of the instrument.

AIFs

AIFs selected by the Adviser include BDCs, funds that invest in private debt securities, hedge funds and other issuers of private placement securities each of which may pay performance-based fees to their managers. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. Private or non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. Additionally, the Fund may invest up to 15% of its net assets in securities of issuers commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains. These performance fees may create an incentive for the manager of a hedge fund to enter into investments that are riskier or more speculative than would otherwise be the case. The Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets. The Adviser uses both a quantitative screening process and a qualitative selection process when selecting AIF securities for investment by the Fund in conjunction with its AIF strategy. To analyze AIFs, the Adviser relies on both proprietary research and research provided by third parties. The Adviser reviews each AIF’s management team, operations staff, past performance, philosophy, current holdings and investment process. Specific market opportunities, competitive advantages, relative strengths and weaknesses, and other important factors are also analyzed. Once an investment is made, the new AIF is re-evaluated and tracked on a monthly or quarterly basis. An AIF may be liquidated based on manager drift in style, underperformance, change in management team,

12

deviation from risk management discipline and change in the AIF’s investment opportunity set or strategy, or any other factor that the Adviser feels will impact future performance. Depending on the terms of the Fund’s investment in an AIF, the Adviser may or may not be able to liquidate a certain AIF when it desires to do so. When using Underlying Funds to execute the Fund’s AIF strategy, the Adviser will consider each Underlying Fund’s expenses and quality of management in addition to analyzing the AIF securities held by the Underlying Fund.

Master Limited Partnerships

An MLP is a publicly traded or privately offered limited partnership or limited liability company. MLPs are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. An investment in MLP units differ from an investment in the securities of a corporation. An investment in MLP units involves certain risks which differ from an investment in the securities of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. In addition, there are certain tax risks associated with an investment in MLP units and conflicts of interest exist between common unit holders and the general partner, including those arising from incentive distribution payments. As a partnership, an MLP has no tax liability at the entity level. If, as a result of a change in current law or a change in an MLP’s business, an MLP were treated as a corporation for federal income tax purposes, such an MLP would be obligated to pay federal income tax on its income at the corporate tax rate. If an MLP were classified as a corporation for federal income tax purposes, the amount of cash available for distribution by the MLP would be reduced and distributions received by investors would be taxed under federal income tax laws applicable to corporate dividends (as dividend income, return of capital, or capital gain). Therefore, treatment of an MLP as a corporation for federal income tax purposes would result in a reduction in the after-tax return to investors, as compared to an MLP that is not taxed as a corporation, likely causing a reduction in the value of Fund shares. In constructing the model, the Adviser considers a variety of factors, including but not limited to, market capitalization, liquidity, growth, credit rating, source of qualifying income, business focus, and structure of the MLPs. The Adviser may also further evaluate MLP investments on potential tax liabilities, trading costs, cash requirements and other factors, including the relative valuation of related MLP or other competing investments.

Common and Preferred Stocks

Stocks are selected by the Adviser using a proprietary stock selection model that ranks all dividend-payers using specific fundamental characteristics that the Adviser believes are predictive of strong future total returns, dividend sustainability and dividend growth. These characteristics include the ability-to-pay ratio, dividend payout ratio, dividend yield, historical sales and dividend growth, cash flow conversion ratio, earnings momentum and return on capital. In addition, the Adviser eliminates stocks that violate specific ability-to-pay, payout ratio, and dividend yield thresholds that vary by sector. The Adviser may also engage in opportunistic trading strategies with securities that may not pay a dividend but have been identified as having potential short-term pricing inefficiencies.

Structured Notes

Structured notes are selected by the Adviser to generate interest income and as an economic substitute for the reference index, currency or commodity to which the structured note payments are linked. The Adviser also may use structured notes to meet specific investment or risk management goals that cannot be met from the standardized financial instruments available in the markets. Structured products can be used as an alternative to a direct investment, as part of the asset allocation process to reduce risk exposure of the Fund’s portfolio or to capitalize on a current market trend. The Adviser selects structured notes of any maturity issued by an entity that the Adviser considers creditworthy.

Debt Securities

Other debt securities are selected by the Adviser to generate interest income and diversify the Fund’s portfolio returns against equity market risks. The Fund invests without limit in fixed rate or floating rate debt instruments of any maturity that the Adviser believes are creditworthy or have acceptable recovery value in the event of default (through restructuring in or outside of bankruptcy) regardless of rating, including lower-quality debt securities commonly known as “high yield” or “junk” bonds. The Adviser employs measurers consisting of debt-to-assets, debt service coverage ratio and asset liquidation values and other metrics to assess credit quality. The Adviser selects ABS when it believes these securities offer higher yield or better prospects for capital preservation or appreciation than competing investments in traditional debt instruments.

Underlying Funds

The Adviser will invest in Underlying Funds when it wishes the Fund to have representation in a certain sector or security type, but cannot find sufficient or suitable individual securities that meet its investment criteria. The Adviser ranks Underlying Funds on relative expenses, past performance and strategy fit for the Fund. In general, the Adviser selects Underlying Funds that it believes offer more efficient execution of the Fund’s strategy, such as when ample individual investments are not readily available or the available investments do not meet the selection criteria of the Adviser, the Adviser may seek to invest in an Underlying Fund in order to gain indirect exposure to a particular sector or class of securities.

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Other Information Regarding Investment Strategy

The Fund may, from time to time, take defensive positions that are inconsistent with the Fund’s principal investment strategy in attempting to respond to adverse market, economic, political or other conditions. During such times, the Adviser may determine that the Fund should invest up to 100% of its assets in cash or cash equivalents, including money market instruments, prime commercial paper, repurchase agreements, Treasury bills and other short-term obligations of the U.S. Government, its agencies or instrumentalities. In these and in other cases, the Fund may not achieve its investment objective. The Adviser may invest the Fund’s cash balances in any investments it deems appropriate. The Adviser expects that such investments will be made, without limitation and as permitted under the 1940 Act, in money market funds, repurchase agreements, U.S. Treasury and U.S. agency securities, municipal bonds and bank accounts. Any income earned from such investments is ordinarily reinvested by the Fund in accordance with its investment program. Many of the considerations entering into recommendations and decisions of the Adviser and the Fund’s portfolio managers are subjective.

The frequency and amount of portfolio purchases and sales (known as the “portfolio turnover rate”) will vary from year to year. The portfolio turnover rate is not expected to exceed 100% for the current fiscal year but may vary greatly from year to year and will not be a limiting factor when the Adviser deems portfolio changes appropriate. Although the Fund generally does not intend to trade for short-term profits, the Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Adviser, investment considerations warrant such action. These policies may have the effect of increasing the annual rate of portfolio turnover of the Fund. Higher rates of portfolio turnover would likely result in higher brokerage commissions and may generate short-term capital gains taxable as ordinary income. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous federal tax rates. See “Tax Status” in the Fund’s Statement of Additional Information.

There is no assurance what portion, if any, of the Fund’s investments will qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “U.S. Federal Income Tax Matters.”

Portfolio Investments – Select Additional Information

Real Estate Securities

Real Estate Investment Trusts

The Fund will invest in public and private real estate investment trusts. REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. REITs may or may not be publicly-traded and the Fund may invest, without limitation, in REITs which are not publicly-traded. The market value of REIT shares and the ability of REITs to distribute income may be adversely affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from REITs may consist of dividends, capital gains and/or return of capital.

Distributions paid by REITs will generally not qualify for the reduced federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.”

Real Estate LPs, LLCs, Private Funds

The Fund will invest in public and private real estate LPs, LLCs, and other private funds. These public and private funds are often pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The funds may or may not be publicly-traded and the Fund may invest, without limitation, in funds which are not publicly-traded. The market value of the private fund shares and their ability to distribute income may be affected by numerous factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance costs, the cost of complying with the Americans with Disabilities Act, increasing competition and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuers. In addition, distributions received by the Fund from these funds may consist of dividends, capital gains and/or return of capital.

Preferred Stocks

The Fund may invest in preferred stocks of real estate companies. Preferred stocks are securities that pay dividends at a specified rate and have a preference over common stocks in the payment of dividends and the liquidation of assets. This means that an issuer must pay dividends on its preferred stock prior to paying dividends on its common stock. In addition, in the event a company is liquidated,

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preferred shareholders must be fully repaid on their investments before common shareholders can receive any money from the company. Preferred shareholders, however, usually have no right to vote for a company’s directors or on other corporate matters. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

Convertible Securities

Convertible bonds and convertible preferred stocks are generally obligations of a company that can be converted into a predetermined number of shares of common stock of the company issuing the security. Convertible securities generally offer both defensive characteristics (i.e., provide income during periods when the market price of the underlying common stock declines) and upside potential (i.e., may provide capital appreciation when the market price of the underlying common stock rises).

The Fund may invest in securities that have been privately placed but are eligible for purchase and sale by certain qualified institutional buyers such as the Fund under Rule 144A under the Securities Act of 1933.

Alternative Investment Funds. The managers of AIFs employ a variety of “alternative” investment strategies to achieve attractive risk-adjusted returns (i.e., returns adjusted to take into account the volatility of those returns) with low correlation (expected to be less than 75%) to the broad equity and fixed-income markets. “Alternative” investment strategies, unlike pure “relative return strategies,” are generally managed without reference to the performance of equity, debt and other markets. AIFs selected by the Adviser include BDCs, funds that invest in private debt and or equity securities, hedge funds and other issuers of private placement securities, each of which may pay performance-based fees to their managers.

With respect to BDCs, federal securities laws impose certain restraints upon the organization and operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets primarily in securities of private companies or in thinly traded U.S. public companies, cash, cash equivalents, U.S. government securities and high quality debt instruments that mature in one year or less. BDCs may have performance-based incentive fees and frequently trade at a discount.

The Adviser expects to invest in other forms of AIFs that employ non-traditional strategies such as investing in defaulted debt securities or in the securities of companies undergoing a merger, business spin-off or other form of restructuring.

Additionally, the Fund may invest up to 15% of its net assets in securities of certain AIFs commonly known as “hedge funds,” which are typically privately placed with investors without registration with the SEC, employ leverage and hedging strategies as well as pay their managers performance fees on gains. These fees may create an incentive for the manager of a hedge fund to enter into investments that are riskier or more speculative than would otherwise be the case. The Adviser intends to allocate the Fund’s assets among AIFs that, in the view of the Adviser, represent attractive investment opportunities. In selecting AIFs, the Adviser (with the aid of research services employed by the Adviser), assesses the likely risks and returns of the different alternative investment strategies utilized by the AIFs, and evaluates the potential correlation among the investment strategies under consideration. The Adviser generally seeks to invest in AIFs whose expected risk-adjusted returns are determined to be attractive and likely to have low correlations among each other or with the broad equity and fixed-income markets.

RISK FACTORS

An investment in the Fund’s shares is subject to risks. The value of the Fund’s investments will increase or decrease based on changes in the prices of the investments it holds. This will cause the value of the Fund’s shares to increase or decrease. You could lose money by investing in the Fund. By itself, the Fund does not constitute a balanced investment program. Before investing in the Fund you should consider carefully the following risks. There may be additional risks that the Fund does not currently foresee or consider material. You may wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

Alternative Investment Funds Risk. Fund shareholders may bear two layers of fees and expenses: asset-based fees and expenses at the Fund level, and asset-based fees, performance-based incentive allocations or fees and expenses at the AIF level. The Fund’s performance depends in part upon the performance of the AIF managers and selected strategies, the adherence by such AIF managers to such selected strategies, the instruments used by such AIF managers and the Adviser’s ability to select AIF managers and strategies and effectively allocate Fund assets among them. Each AIF is subject to its own strategy-specific risks that may include the risks described above as well as the risk that each AIF manager’s judgments about the value of securities, currencies or commodities may prove incorrect and result in losses or low returns. BDCs are subject to high failure rates among the companies in which they invest and federal securities laws impose restraints upon the organization and operations of BDCs that can limit or negatively impact the performance of a BDC. However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk. Also, BDCs may engage in certain principal and joint transactions that a mutual fund or closed-end fund may not without an exemptive order from the SEC. Also, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any other investment company, such as a BDC, unless the other investment company has an exemptive order from the SEC. Equity strategies are subject to equity market risk in general and event-driven strategies are subject to the risk that the anticipated transaction may be canceled, postponed or completed on less favorable terms.

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The Fund may invest in private investment funds, or “hedge funds,” which pursue alternative investment strategies. Hedge funds often engage in speculative investment practices such as leverage, short-selling, arbitrage, hedging, derivatives, and other strategies that may increase investment loss. Hedge funds can be highly illiquid and often charge high fees that can erode performance. Additionally, they may involve complex tax structures and delays in distributing tax information. Because of the speculative nature of a hedge fund’s investments and trading strategies, the Fund may suffer a significant or complete loss of its invested capital in one or more hedge funds. A shareholder will also bear fees and expenses charged by the underlying hedge funds in addition to the Fund’s direct fees and expenses.

BDC Risk. BDCs may carry risks similar to those of a private equity or venture capital fund. Non-traded BDCs are illiquid and it may not be possible to redeem shares or to do so without paying a substantial penalty. Publicly-traded BDCs usually trade at a discount to their NAV because they invest in unlisted securities and have limited access to capital markets. A BDC is a form of investment company that is required to invest at least 70% of its total assets in securities (typically debt) of private companies, thinly traded U.S. public companies, or short-term high quality debt securities. The BDCs held by the Fund may leverage their portfolios through borrowings or the issuance of preferred stock. While leverage often serves to increase the yield of a BDC, this leverage also subjects a BDC to increased risks, including the likelihood of increased volatility and the possibility that a BDC’s common share income will fall if the dividend rate of the preferred shares or the interest rate on any borrowings rises. A significant portion of a BDC’s investments are recorded at fair value as determined by its board of directors which may create uncertainty as to the value of the BDC’s investments.

Common and Preferred Stock Risk. Equity markets can be volatile. In other words, the prices of equity securities can fall rapidly in response to developments affecting a specific company or industry, or to changing economic, political or market conditions. The Fund’s investments may decline in value if the equity markets perform poorly. There is also a risk that the Fund’s investments will underperform either the securities markets generally or particular segments of the securities markets. Market prices of equity securities in broad market segments may be adversely affected by a prominent issuer having experienced losses, by the lack of earnings, by an issuer’s failure to meet the market’s expectations with respect to new products or services, or even by factors wholly unrelated to the value or condition of the issuer, such as changes in interest rates. Preferred stocks pay a fixed stream of income to investors, and this income stream is a primary source of the long-term investment return on preferred stocks. As a result, the market value of preferred stocks is generally more sensitive to changes in interest rates than the market value of common stocks. In this respect, preferred stocks share many investment characteristics with debt securities.

Credit Risk. There is a risk that debt issuers will not make payments, resulting in losses to the Fund. In addition, the credit quality of securities may be lowered if an issuer’s financial condition changes. Lower credit quality may lead to greater volatility in the price of a security and in shares of the Fund. Lower credit quality also may affect liquidity and make it difficult to sell the security. Default, or the market’s perception that an issuer is likely to default, could reduce the value and liquidity of securities, thereby reducing the value of your investment in Fund shares. In addition, default may cause the Fund to incur expenses in seeking recovery of principal or interest on its portfolio holdings.

Distribution Policy Risk. The Fund’s distribution policy is expected to result in distributions that equal a fixed percentage of the Fund’s current NAV per share. Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Return of capital is the portion of a distribution that is a return of your original investment dollars in the Fund. Shareholders should not assume that the source of a distribution from the Fund is net profit. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

Fixed Income Risk. When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities. In general, the market price of debt securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments) and extension risk (the debtor may pay its obligation later than expected, increasing a security’s maturity). These risks could affect the value of a particular investment, possibly causing the Fund’s share price and total return to be reduced and fluctuate more than other types of investments.

High Yield Risk. Lower-quality bonds, known as “high yield” or “junk” bonds, present a significant risk for loss of principal and interest. These bonds offer the potential for higher return, but also involve greater risk than bonds of higher quality, including an increased possibility that the bond’s issuer, obligor or guarantor may not be able to make its payments of interest and principal. If that happens, the value of the bond may decrease, the Fund’s share price may decrease and its income may be reduced. An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds. Such securities also may include “Rule 144A” securities, which are subject to resale restrictions. The lack of a liquid market for these bonds could decrease the Fund’s share price. The Adviser’s assessment of an issuer’s credit quality may prove incorrect and the Fund could suffer losses.

Leveraging Risk. The use of leverage, such as borrowing money to purchase securities, by the Fund will magnify the Fund’s gains or losses. Generally, the use of leverage also will cause the Fund to have higher expenses (especially interest expenses) than those of funds that do not use such techniques. In addition, a lender to the Fund may terminate or refuse to renew any credit facility. If the Fund is unable to access additional credit, it may be forced to sell investments at inopportune times, which may depress the returns of the Fund.

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Liquidity Risk. The Fund is a closed-end investment company structured as an interval fund and designed for long-term investors. Unlike many closed-end investment companies, the Fund’s shares are not listed on any securities exchange and are not publicly traded. There is currently no secondary market for the shares and the Fund expects that no secondary market will develop. Very limited liquidity is provided to shareholders only through the Fund’s quarterly repurchase offers for no less than 5% of the shares outstanding at NAV. There is no guarantee, and it is unlikely, that shareholders will be able to sell all of the shares they desire in a quarterly repurchase offer. The Fund’s investments are also subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. Funds, such as this one, with principal investment strategies that involve securities of companies with smaller market capitalizations, derivatives or securities with substantial market and/or credit risk tend to have the greatest exposure to liquidity risk.

Management Risk. The NAV of the Fund changes daily based on the performance of the securities in which it invests. The Adviser’s judgments about the attractiveness, value and potential appreciation of particular asset class sector and securities in which the Fund invests may prove to be incorrect and may not produce the desired results.

Market Risk. An investment in shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in shares represents an indirect investment in the securities owned by the Fund. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of your shares at any point in time may be worth less than the value of your original investment, even after taking into account any reinvestment of dividends and distributions.

MLP Risk. Investments in MLPs involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between the MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s limited call right. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs could enhance or harm the overall performance of the Fund.

MLP Tax Risk. MLPs typically do not pay U.S. federal income tax at the partnership level. Instead, each partner is allocated a share of the partnership’s income, gains, losses, deductions and expenses. A change in current tax law or in the underlying business mix of a given MLP could result in an MLP being treated as a corporation for U.S. federal income tax purposes, which would result in such MLP being required to pay U.S. federal income tax on its taxable income. The classification of an MLP as a corporation for U.S. federal income tax purposes would have the effect of reducing the amount of cash available for distribution by the MLP. Thus, if any of the MLPs owned by the Fund were treated as corporations for U.S. federal income tax purposes, it could result in a reduction of the value of your investment in the Fund and lower income, as compared to an MLP that is not taxed as a corporation.

Medium and Small Capitalization Company Risk. The Fund concentrates its investments in real estate industry securities. Many issuers of real estate securities are medium or small capitalization companies which may be newly formed or have limited product lines, distribution channels and financial and managerial resources. The risks associated with these investments are generally greater than those associated with investments in the securities of larger, more-established companies. This may cause the Fund’s NAV to be more volatile when compared to investment companies that focus only on large capitalization companies. Generally, securities of medium and small capitalization companies are more likely to experience sharper swings in market values, less liquid markets, in which it may be more difficult to sell and generally are more volatile than those of larger companies. Compared to large companies, smaller companies are more likely to have (i) less information publicly available, (ii) more limited product lines or markets and less mature businesses, (iii) fewer capital resources, (iv) more limited management depth and (v) shorter operating histories. Further, the equity securities of smaller companies are often traded over-the-counter and generally experience a lower trading volume than is typical for securities that are traded on a national securities exchange. Consequently, the Fund may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies, offering greater potential for gains and losses and associated tax consequences.

Real Estate Industry Concentration Risk. The Fund does not invest in real estate directly, but because the Fund concentrates its investments in real estate industry securities, its portfolio is significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio. The Fund may be subject to risks similar to those associated with direct ownership in real property. The value of the Fund’s shares is affected by factors affecting the value of real estate and the earnings of companies engaged in the real estate industry. These factors include, among others: (i) changes in general economic and market conditions; (ii) changes in the value of real estate properties; (iii) risks related to local economic conditions, overbuilding and increased competition; (iv) increases in property taxes and operating expenses; (v) changes in zoning laws; (vi) casualty and condemnation losses; (vii) variations in rental income, neighborhood values or the appeal of property to tenants; (viii) the availability of financing and (ix) changes in interest rates. Many real estate companies utilize leverage, which increases investment risk and could adversely affect a company’s operations and market value in periods of rising interest rates. The value of securities of companies in the real estate industry may go through cycles of relative under-performance and over-performance in comparison to equity securities markets in general. To the extent that the Fund invests in real estate securities designated as REITs, if a court were to disregard the limited liability legal structure of a REIT, the Fund could be liable for a portion of claims in excess of that REITs assets, such as claims arising from environmental problems. Failure to qualify as a REIT under the Internal Revenue Code would increase the REITs tax

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liability thereby reducing the REIT’s net income available for investment or distribution; additionally certain preferred tax treatment of distributions would no longer be passed through to investors.

There are also special risks associated with particular sectors, or real estate operations generally, as described below:

Retail Properties. Retail properties are affected by the overall health of the economy and may be adversely affected by, among other things, the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, changes in spending patterns and lease terminations.

Community Centers. Community center properties are dependent upon the successful operations and financial condition of their tenants, particularly certain of their major tenants, and could be adversely affected by bankruptcy of those tenants. In some cases a tenant may lease a significant portion of the space in one center, and the filing of bankruptcy could cause significant revenue loss. Like others in the commercial real estate industry, community centers are subject to environmental risks and interest rate risk. They also face the need to enter into new leases or renew leases on favorable terms to generate rental revenues. Community center properties could be adversely affected by changes in the local markets where their properties are located, as well as by adverse changes in national economic and market conditions.

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, obsolescence and non-competitiveness.

Hotel Properties. The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hotel properties tend to be more sensitive to adverse economic conditions and competition than many other commercial properties.

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, rates, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

Other factors may contribute to the risk of real estate investments:

Development Issues. Certain real estate companies may engage in the development or construction of real estate properties. These companies in which the Fund invests (“portfolio companies”) are exposed to a variety of risks inherent in real estate development and construction, such as the risk that there will be insufficient tenant demand to occupy newly developed properties, and the risk that prices of construction materials or construction labor may rise materially during the development.

Lack of Insurance. Certain of the portfolio companies may fail to carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance, or insurance in place may be subject to various policy specifications, limits and deductibles. Should any type of uninsured loss occur, the portfolio company could lose its investment in, and anticipated profits and cash flows from, a number of properties and, as a result, adversely affect the Fund’s investment performance.

Dependence on Tenants. The value of the Fund’s portfolio companies’ properties and the ability to make distributions to their shareholders depend upon the ability of the tenants at their properties to generate enough income in excess of their operating expenses to make their lease payments. Changes beyond the control of our portfolio companies may adversely affect their tenants’ ability to make their lease payments and, in such event, would substantially reduce both their income from operations and ability to make distributions to our portfolio companies and, consequently, the Fund.

Financial Leverage. Real estate companies may be highly leveraged and financial covenants may affect the ability of real estate companies to operate effectively.

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Environmental Issues. In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property. The existence of any such material environmental liability could have a material adverse effect on the results of operations and cash flow of any such portfolio company and, as a result, the amount available to make distributions on shares of the Fund could be reduced. However, the Fund does not believe it would be liable for the actions of any entity in which it invests and that only its investment is at risk.

Financing Issues. Financial institutions in which the Fund may invest are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a financial institution can make, and the interest rates and fees it can charge. In addition, interest and investment rates are highly sensitive and are determined by many factors beyond a financial institution’s control, including general and local economic conditions (such as inflation, recession, money supply and unemployment) and the monetary and fiscal policies of various governmental agencies such as the Federal Reserve Board. These limitations may have a significant impact on the profitability of a financial institution since profitability is attributable, at least in part, to the institution’s ability to make financial commitments such as loans. Profitability of a financial institution is largely dependent upon the availability and cost of the institution’s funds, and can fluctuate significantly when interest rates change.

Current Conditions. The decline in the broader credit markets in recent months related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of real estate funds publicly-traded during the investment period and reduce the Fund’s investment opportunities.

Real estate securities that are not publicly-traded may be illiquid and may not provide periodic pricing or valuation information to investors. To the extent that the Fund invests in such real estate securities, the Fund will be subject to these additional risks.

REIT Tax Risks. Qualification as a REIT under the Internal Revenue Code of 1986, as amended, in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Fund invests with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects.

Distributions paid by REITs generally will not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “U.S. Federal Income Tax Matters.” Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their shares of the Fund,

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but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s shares, such shareholder will generally recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Repurchase Policy Risks. Quarterly repurchases by the Fund of its shares typically will be funded from available cash or sales of portfolio securities. However, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

Repurchase of shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional shares are not sold. In addition, the repurchase of shares by the Fund may be a taxable event to shareholders.

Structured Note Risk. The Fund may seek investment exposure to sectors through structured notes that may be exchange traded or trade in the over-the-counter market. These notes are typically issued by banks, brokerage firms or special purpose corporations, companies or limited partnerships (commonly referred to as SPVs), and have interest and/or principal payments which are linked to changes in the price level of certain assets or to the price performance of certain indices. The value of a structured note will be influenced by time to maturity, level of supply and demand for this type of note, interest rate and commodity market volatility, changes in the issuer’s credit quality rating, and economic, legal, political, or geographic events that affect the referenced commodity. The credit quality of an issuer may be influenced by unfavorable industry-related conditions in the banking or brokerage industry or by limited access to additional capital in the case of an SPV. In addition, there may be a lag between a change in the value of the underlying reference asset and the value of the structured note. The Fund may also be exposed to increased transaction costs when it seeks to sell such notes in the secondary market. In the event that the issuer of the structured note defaults, it is possible that the Fund could lose its entire investment.

Underlying Funds Risk. The Fund invests in ETFs, mutual funds, closed-end funds and AIFs. As a result, your cost of investing in a Fund will be higher than the cost of investing directly in ETFs, mutual funds, closed-end funds and AIFs and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses. Additional risks of investing in ETFs, mutual funds, closed-end funds and AIFs, where noted, are described below:

o	Strategies Risk: Each Underlying Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities. Inverse ETFs will limit the Fund’s participation in market gains.
o	ETF Tracking Risk: Investment in the Fund should be made with the understanding that the index-linked ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Fund invests will incur expenses not incurred by their applicable indices. Certain securities comprising the indices tracked by the ETFs may, from time to time, temporarily be unavailable, which may further impede the ETFs’ ability to track their applicable indices.
o	Risk Related to NAV and Market Price: The market value of the ETF and closed-end shares may differ from their NAV. This difference in price may be due to the fact that the supply and demand in the market for fund shares at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when shares trades at a premium or discount to NAV.
o	Expense Risk: The Fund invests in Underlying Funds. As a result, your cost of investing in the Fund will be higher than the cost of investing directly in ETF, mutual fund and closed-end fund shares and may be higher than other mutual funds that invest directly in stocks and bonds. You will indirectly bear fees and expenses charged by the Underlying Funds in addition to the Fund’s direct fees and expenses.
o	Additional Risk: The strategy of investing in Underlying Funds could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes you pay. In addition, certain prohibitions on the acquisition of mutual fund shares by the Fund may prevent the Fund from allocating investments in the manner the adviser considers optimal. Generally, the Fund may purchase in the aggregate only up to 3% of the total outstanding voting stock of any closed-end fund, mutual fund or ETF or AIF (if the ETF or AIF is an investment company). Additionally, in general, the Fund may not invest more than 5% of its total assets in one Underlying Fund or more than 10% in Underlying Funds, unless it complies with certain restrictions or is able to make purchases in reliance upon an Underlying Fund’s exemptive order that permits investments in excess of the limits stated above.
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Valuation Risk. Because many of the securities held by the Fund do not trade on an exchange they must be valued by the Fund using fair value procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees is responsible for the overall management of the Fund, including supervision of the duties performed by the Adviser. The Board is comprised of five trustees. The Trustees are responsible for the Fund’s overall management, including adopting the investment and other policies of the Fund, electing and replacing officers and selecting and supervising the Fund’s investment adviser. The name and business address of the Trustees and officers of the Fund and their principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under “Management” in the Statement of Additional Information.

Investment Adviser

LCM Investment Management, LLC, located at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128, serves as the Fund’s investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is owned and controlled by Raymond Lucia, Jr. and Joseph P. Lucia.

Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under an investment management agreement (the “Investment Management Agreement”) a monthly management fee computed at the annual rate of 1.35% of the daily net assets of the Fund. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. In addition, the Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which, until August 4, 2019, the Adviser has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% of Class A shares’ net assets, 2.45% of Class L shares’ net assets, 2.70% of Class C shares’ net assets, and 1.70% of Class I shares’ net assets. Expense waivers and reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture. This agreement may be terminated only by the Fund’s Board of Trustees, on 60 days written notice to the Adviser.

A discussion regarding the basis for the Board of Trustees’ approval of the Fund’s Investment Management Agreement is available in the Fund’s semi-annual report to shareholders for the period ended August 31, 2017.

Portfolio Managers

Aaron Rosen, CFA

Mr. Rosen is the Fund’s Co-Portfolio Manager and serves as the Adviser’s Senior Vice President. Mr. Rosen has been employed by the Adviser since November 2014, has served the Fund as Co-Portfolio Manager since October 2017, and is responsible for portfolio management and security selection, as well as due diligence, research, valuation, and sourcing of investments. Mr. Rosen also served as the Assistant Portfolio Manager for the Fund from January 2016 until October 2017, and Director of Due Diligence for Lucia Securities, LLC and held that role from November 2014 to September 2016. Prior to joining the Adviser, Mr. Rosen served as Senior Alternative Investment Analyst for AIG Advisor Group, focusing specifically on illiquid alternatives. Before that, Mr. Rosen served as the Senior Analyst for Irongate Capital Management, LLC, where he provided an extensive range of investment management services, including research and allocation decisions on investments for a family office. Mr. Rosen graduated magna cum laude from Honors Program of Boston University with a BSBA in Finance and a minor in Economics. He holds the Series 7, 63 and 66 licenses, and he holds the Chartered Financial Analyst (CFA) designation from the CFA Institute. Mr. Rosen was elected to the 2017 and 2018 Editorial Advisory Board of Real Assets Adviser magazine, and is a member of Mensa.

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Mark C. Scalzo

Mr. Scalzo, Chief Investment Officer of the Adviser, is the Fund’s Co-Portfolio Manager. Mr. Scalzo has been employed by the Adviser since June 2014, has served the Fund since March 1, 2015 and is responsible for investment management, investment strategy creation, and research communications. Mr. Scalzo is also a Registered Principal of Lucia Securities, LLC, a registered broker-dealer and member of FINRA/SIPC (“Lucia Securities”), as well as serving since November 2012 as Chief Investment Officer for, and a Managing Partner of, Validus Growth Investors, LLC, a registered investment adviser. Prior to joining the Adviser, Mr. Scalzo was Executive Vice President, Co-Portfolio Manager and Director of Research, from November 2008 to October 2012, for Aletheia. Before that, he served as Group Vice President, Mergers & Acquisitions, for Fisher Asset Management, LLC, a registered investment adviser. Mr. Scalzo graduated cum laude from The Wharton School at the University of Pennsylvania with a B.S. in economics. He holds the Series 65 (Investment Advisor Representative) license with LCM Investment Management, LLC and FINRA Series 7, 24 and 79 licenses with Lucia Securities.

The Statement of Additional Information provides additional information about the Fund’s portfolio managers’ compensation, other accounts managed and ownership of Fund shares.

Administrator, Accounting Agent and Transfer Agent

Gemini Fund Services, LLC, (“GFS”) located at 80 Arkay Drive, Hauppauge, NY, 11788, serves as Administrator, Accounting Agent and Transfer Agent.

Custodian

UMB Bank, n.a., with principal offices at 928 Grand Boulevard, Kansas City, MO 64106 serves as custodian for the securities and cash of the Fund’s portfolio. Under a Custody Agreement, UMB Bank, n.a. holds the Fund’s assets in safekeeping and keeps all necessary Records and documents relating to its duties.

Fund Expenses

The Adviser is obligated to pay expenses associated with providing the services stated in the Investment Management Agreement, including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund. The Adviser is obligated to pay the fees of any Trustee of the Fund who is affiliated with it.

GFS is obligated to pay expenses associated with providing the services contemplated by a Fund Services Administration Agreement (administration, accounting and transfer agent), including compensation of and office space for its officers and employees and administration of the Fund.

The Fund pays all other expenses incurred in the operation of the Fund including, among other things, (i) expenses for legal and independent accountants’ services, (ii) costs of printing proxies, share certificates, if any, and reports to shareholders, (iii) charges of the custodian and transfer agent in connection with the Fund’s dividend reinvestment policy, (iv) fees and expenses of independent Trustees, (v) printing costs, (vi) membership fees in trade associations, (vii) fidelity bond coverage for the Fund’s officers and Trustees, (viii) errors and omissions insurance for the Fund’s officers and Trustees, (ix) brokerage costs, (x) taxes, (xi) costs associated with the Fund’s quarterly repurchase offers, (xii) servicing fees and (xiii) other extraordinary or non-recurring expenses and other expenses properly payable by the Fund. The expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

Class A, Class L and Class C shares are subject to a monthly shareholder servicing fee at an annual rate of 0.25% of the average daily net assets of the Fund attributable to the respective share class. Class I shares are not subject to this monthly shareholder servicing fee.

The Fund pays offering expenses incurred with respect to the offering of its shares from the proceeds of the offering. For tax purposes, offering costs cannot be deducted by the Fund or the Fund’s shareholders. Therefore, for tax purposes, the expenses incident to the offering and issuance of shares to be issued by the Fund will be recorded as a reduction of capital of the Fund attributable to the shares.

The Investment Management Agreement authorizes the Adviser to select brokers or dealers (including affiliates) to arrange for the purchase and sale of Fund securities, including principal transactions. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund’s procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

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Control Persons

A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a company or acknowledges the existence of such control. As of June 15, 2018, no shareholder is deemed to control the Fund because none had voting authority with respect to more than 25% of the value of the outstanding interests in the Fund on such date.

DETERMINATION OF NET ASSET VALUE

The NAV of shares of the Fund is determined daily, as of the close of regular trading on the New York Stock Exchange (“NYSE”) (normally, 4:00 p.m., Eastern Time). Each Class A and Class L share will be offered at NAV plus the applicable sales load, while each Class C and Class I share will be offered at NAV. During the continuous offering, the price of the shares will increase or decrease on a daily basis according to the NAV of the shares. In computing NAV, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations or NAV in the case of mutual funds. If market quotations are not readily available, as is expected to be the case for non-listed real estate securities, AIFs and non-listed MLPs, securities are valued at fair value as determined by the Board of Trustees. The Board has delegated the day to day responsibility for determining these fair values in accordance with the policies it has approved to the Adviser, subject to Board supervision. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. There is no single standard for determining fair value of a security. Rather, in determining the fair value of a security for which there are no readily available market quotations, the Adviser may consider several factors, including fundamental analytical data relating to the investment in the security, the nature and duration of any restriction on the disposition of the security, the cost of the security at the date of purchase, the liquidity of the market for the security and the recommendation of the Fund’s Portfolio Manager. Although the Fund will receive information from each non-listed real estate security, AIF and non-listed MLP regarding its security prices, investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information.

The Adviser will provide the Board of Trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Adviser, the Valuation Committee of the Board will review any securities valued by the Adviser in accordance with the Fund’s valuation policies.

Non-dollar-denominated securities, if any, are valued as of the close of the NYSE at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of NAV materially have affected the value of the securities. Trading may take place in foreign issues held by the Fund, if any, at times when the Fund is not open for business. As a result, the Fund’s NAV may change at times when it is not possible to purchase or sell shares of the Fund. The Fund uses a third party pricing service to assist it in determining the market value of securities in the Fund’s portfolio. The Fund’s NAV per share is calculated by dividing the value of the Fund’s total assets (the value of the securities the Fund holds plus cash or other assets, including interest accrued but not yet received), less accrued expenses of the Fund, less the Fund’s other liabilities by the total number of shares outstanding.

For purposes of determining the NAV of the Fund, readily marketable portfolio securities listed on the NYSE are valued, except as indicated below, at the last sale price reflected on the consolidated tape at the close of the NYSE on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day or if market prices may be unreliable because of events occurring after the close of trading, then the security is valued by such method as the Board shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a like manner. Portfolio securities traded on more than one securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the consolidated tape at the close of the exchange representing the principal market for such securities. Securities trading on the NASDAQ are valued at the closing price.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the mean of the current bid and asked prices as reported by the NASDAQ or, in the case of securities not reported by the NASDAQ or a comparable source, as the Board deems appropriate to reflect their fair market value. Where securities are traded on more than one exchange and also over-the-counter, the securities will generally be valued using the quotations the Board of Trustees believes reflect most closely the value of such securities.

CONFLICTS OF INTEREST

As a general matter, certain conflicts of interest may arise in connection with a portfolio manager’s management of a fund’s investments, on the one hand, and the investments of other accounts for which the portfolio manager is responsible, on the other. For example, it is possible that the various accounts managed could have different investment strategies that, at times, might conflict with one another to the possible detriment of the Fund. Alternatively, to the extent that the same investment opportunities might be desirable for more than one account, possible conflicts could arise in determining how to allocate them. Other potential conflicts might include conflicts created by specific portfolio manager compensation arrangements, and conflicts relating to selection of brokers or dealers to execute Fund

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portfolio trades and/or specific uses of commissions from Fund portfolio trades (for example, research, or “soft dollars”, if any). The Adviser has adopted policies and procedures and has structured its portfolio managers’ compensation in a manner reasonably designed to safeguard the Fund from being negatively affected as a result of any such potential conflicts.

QUARTERLY REPURCHASE OF SHARES

Once each quarter, the Fund will offer to repurchase at NAV no less than 5% of the outstanding shares of the Fund, unless such offer is suspended or postponed in accordance with regulatory requirements (as discussed below). The offer to purchase shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities (as defined in the 1940 Act). Shareholders will be notified in writing of each quarterly repurchase offer and the date the repurchase offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per share determined as of the close of regular trading on the NYSE no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th day is not a business day (each a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares and the date of the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is generally 30 days, but may vary from no more than 42 days to no less than 21 days. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than seven days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

Determination of Repurchase Offer Amount

The Board of Trustees, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% and no more than 25% of the total number of shares outstanding on the Repurchase Request Deadline.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Notice to Shareholders

Approximately 30 days (but no less than 21 days and more than 42 days) before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”). The Shareholder Notification will contain information shareholders should consider in deciding whether to tender their shares for repurchase. The notice also will include detailed instructions on how to tender shares for repurchase, state the Repurchase Offer Amount and identify the date of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the Repurchase Payment Date. The notice also will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV of the share class as of the close of regular trading on the NYSE on the Repurchase Pricing Date. You may call 1-855-601-3841 to learn the NAV. The notice of the repurchase offer also will provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the repurchase offer.

Repurchase Amounts and Payment of Proceeds

Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate Repurchase Offer Amount established for that Repurchase Request Deadline. Payment pursuant to the repurchase offer will be made by check to the shareholder’s address of record, or credited directly to a predetermined bank account on the Purchase Payment Date, which will be no more than seven days after the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the 1940 Act, regulations thereunder and other pertinent laws.

If shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the

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Fund will repurchase the shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a repurchase offer only: (a) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the Commission may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Deadline. The Board of Trustees has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the repurchase offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board of Trustees will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares in a repurchase offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Fund’s shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly repurchase offers are a shareholder’s only means of liquidity with respect to his or her shares. Shareholders have no rights to redeem or transfer their shares, other than limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions. The shares are not traded on a national securities exchange and no secondary market exists for the shares, nor does the Fund expect a secondary market for its shares to exist in the future.

DISTRIBUTION POLICY

The Fund’s distribution policy is to make monthly distributions to shareholders. The level of monthly distributions (including any return of capital) is not fixed, but is expected to represent an annual rate of approximately 6.00% of the Fund’s current NAV per share. However, this distribution policy is subject to change. Shareholders receiving periodic payments from the Fund may be under the impression that they are receiving net profits. However, all or a portion of a distribution may consist of a return of capital. Shareholders should not assume that the source of a distribution from the Fund is net profit. A return of capital is not taxable to a shareholder unless it exceeds a shareholder’s tax basis in the shares. Returns of capital reduce a shareholder’s tax cost (or “tax basis”). Once a shareholder’s tax basis is reduced to zero, any further return of capital would be taxable. Shareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares. As required under the 1940 Act, the Fund will provide a notice to shareholders at the time of distribution when such distribution does not consist solely of net income. Additionally, each distribution payment will be accompanied by a written statement which discloses the source or sources of each distribution. The IRS requires you to report these amounts, excluding returns of capital, on your income tax return for the year declared. The Fund will provide disclosures, with each distribution, that estimate the percentages of the current and year-to-date distributions that represent (1) net investment income, (2) capital gains and (3) return of capital. At the end of the year, the Fund may be required under applicable law to re-characterize distributions made previously during that year among (1) ordinary income, (2) capital gains and (3) return of capital for tax purposes. An additional distribution may be made in December, and other additional distributions may be made with respect to a particular fiscal year in order to comply with applicable law. Distributions declared in December, if paid to shareholders by the end of January, are treated for federal income tax purposes as if received in December.

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The distribution rate may be modified by the Board from time to time. If, for any quarterly distribution, investment company taxable income (which term includes net short-term capital gain), if any, and net tax-exempt income, if any, is less than the amount of the distribution, then the difference will generally be a tax-free return of capital distributed from the Fund’s assets. The Fund’s final distribution for each calendar year will include any remaining investment company taxable income and net tax-exempt income undistributed during the year, as well as all net capital gain realized during the year. If the total distributions made in any calendar year exceed investment company taxable income, net tax-exempt income and net capital gain, such excess distributed amount would be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions in excess of the earnings and profits would first be a tax-free return of capital to the extent of the adjusted tax basis in the shares. After such adjusted tax basis is reduced to zero, the distribution would constitute capital gain (assuming the shares are held as capital assets). This distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain.

Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested in additional shares of the Fund. See “Distribution Reinvestment Policy.”

The distribution described above may result in the payment of approximately the same amount or percentage to the Fund’s shareholders each month. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any such payment that adequately discloses its source or sources. Thus, if the source of the distribution were the original capital contribution of the shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the monthly distribution policy from time to time.

DISTRIBUTION REINVESTMENT POLICY

The Fund will operate under a distribution reinvestment policy administered by GFS (the “Agent”). Pursuant to the policy, the Fund’s income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, are reinvested in the same class of shares of the Fund.

Shareholders automatically participate in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of such participating shareholder. Shareholders who do not wish to have Distributions automatically reinvested should so notify the Agent in writing at Multi-Strategy Growth & Income Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788. Such written notice must be received by the Agent 30 days prior to the record date of the Distribution or the shareholder will receive such Distribution in shares through the dividend reinvestment policy. Under the distribution reinvestment policy, the Fund’s Distributions to shareholders are reinvested in full and fractional shares as described below.

When the Fund declares a Distribution, the Agent, on the shareholder’s behalf, will receive additional authorized shares from the Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by the Fund’s NAV per share.

The Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. The Agent will hold shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the dividend reinvestment policy. Each participant, nevertheless, has the right to request certificates for whole and fractional shares owned. The Fund will issue certificates in its sole discretion. The Agent will distribute all proxy solicitation materials, if any, to participating shareholders.

In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the distribution reinvestment policy, the Agent will administer the distribution reinvestment policy on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the distribution reinvestment policy.

Neither the Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the dividend reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

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The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such Dividends. See “U.S. Federal Income Tax Matters.”

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be directed to the Agent at Multi-Strategy Growth & Income Fund, c/o Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788. Certain transactions can be performed by calling the toll free number 1-855-601-3841.

U.S. FEDERAL INCOME TAX MATTERS

The following briefly summarizes some of the important federal income tax consequences to shareholders of investing in the Fund’s shares, reflects the federal tax law as of the date of this prospectus, and does not address special tax rules applicable to certain types of investors, such as corporate, tax-exempt and foreign investors. Investors should consult their tax advisers regarding other federal, state or local tax considerations that may be applicable in their particular circumstances, as well as any proposed tax law changes.

The following is a summary discussion of certain U.S. federal income tax consequences that may be relevant to a shareholder of the Fund that acquires, holds and/or disposes of shares of the Fund, and reflects provisions of the Internal Revenue Code of 1986, as amended, existing Treasury regulations, rulings published by the IRS, and other applicable authority, as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important tax considerations generally applicable to investments in the Fund and the discussion set forth herein does not constitute tax advice. For more detailed information regarding tax considerations, see the Statement of Additional Information. There may be other tax considerations applicable to particular investors such as those holding shares in a tax deferred account such as an IRA or 401(k) plan. In addition, income earned through an investment in the Fund may be subject to state, local and foreign taxes.

The Fund intends to elect to be treated and to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. In order for the Fund to qualify as a regulated investment company, it must meet an income and asset diversification test each year. If the Fund so qualifies and satisfies certain distribution requirements, the Fund (but not its shareholders) will not be subject to federal income tax to the extent it distributes its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital loss) in a timely manner to its shareholders in the form of dividends or capital gain distributions. The Code imposes a 4% nondeductible excise tax on regulated investment companies, such as the Fund, to the extent they do not meet certain distribution requirements by the end of each calendar year. The Fund anticipates meeting these distribution requirements.

The Fund intends to make distributions of investment company taxable income after payment of the Fund’s operating expenses no less frequently than annually. Unless a shareholder is ineligible to participate or elects otherwise, all distributions will be automatically reinvested in additional shares of the Fund pursuant to the distribution reinvestment policy. For U.S. federal income tax purposes, all distributions are generally taxable whether a shareholder takes them in cash or they are reinvested pursuant to the policy in additional shares of the Fund. Distributions of the Fund’s investment company taxable income (including short-term capital gains) will generally be treated as ordinary income to the extent of the Fund’s current and accumulated earnings and profits. Distributions of the Fund’s net capital gains (“capital gain dividends”), if any, are taxable to shareholders as capital gains, regardless of the length of time shares have been held by shareholders. Distributions, if any, in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after that basis has been reduced to zero, will constitute capital gains to the shareholder of the Fund (assuming the shares are held as a capital asset). A corporation that owns Fund shares generally will not be entitled to the dividends received deduction with respect to all of the distributions it receives from the Fund. Fund distribution payments that are attributable to qualifying dividends received by the Fund from certain domestic corporations may be designated by the Fund as being eligible for the dividends received deduction. There can be no assurance as to what portion of Fund distribution payments may be classified as qualifying dividends. The determination of the character for U.S. federal income tax purposes of any distribution from the Fund (i.e. ordinary income dividends, capital gains dividends, qualified dividends or return of capital distributions) will be made as of the end of the Fund’s taxable year. Generally, no later than 60 days after the close of its taxable year, the Fund will provide shareholders with a written notice designating the amount of any capital gain distributions and any other distributions.

The Fund will inform its shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is an unincorporated statutory trust established under the laws of the State of Delaware upon the filing of a Certificate of Trust with the Secretary of State of Delaware on June 3, 2011. The Fund’s Declaration of Trust (the “Declaration of Trust”) provides that the

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Trustees of the Fund may authorize separate classes of shares of beneficial interest. The Trustees have authorized an unlimited number of shares, subject to a $5 billion limit on the Fund. The Fund does not intend to hold annual meetings of its shareholders.

The Declaration of Trust, which has been filed with the SEC, permits the Fund to issue an unlimited number of full and fractional shares of beneficial interest, no par value. The Fund offers four different classes of shares: Class A, Class L, Class C and Class I shares. The Fund began continuously offering its common shares on March 5, 2012. As of July 1, 2014, the Fund simultaneously redesignated its issued outstanding common shares as Class A shares and created its Class L, Class C and Class I shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the minimum investment amounts, sales loads and ongoing fees and expenses for each share class are different. The fees and expenses of the Fund are set forth in “Summary of Fund Expenses.” The details of each share class is set forth in “Plan of Distribution.”

The following table shows the amounts of Fund Shares that have been authorized and are outstanding as of June 15, 2018.

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Fund or for its Account	Amount Outstanding Excluding Amount Shown Under (3)
Class A Shares	Unlimited*	None	9,957,012.186
Class L Shares	Unlimited*	None	436,269.393
Class C Shares	Unlimited*	None	1,644,502.720
Class I Shares	Unlimited*	None	434,924.359

* subject to a $5 billion limit on the Fund

Holders of shares will be entitled to the payment of distributions when, as and if declared by the Board of Trustees. The Fund currently intends to make distributions to its shareholders after payment of Fund operating expenses including interest on outstanding borrowings, if any, no less frequently than quarterly. Unless the registered owner of shares elects to receive cash, all distributions declared on shares will be automatically reinvested for shareholders in additional shares of the same class of the Fund. See “Distribution Reinvestment Policy.” The 1940 Act may limit the payment of distributions to the holders of shares. Each whole share shall be entitled to one vote as to matters on which it is entitled to vote pursuant to the terms of the Declaration of Trust on file with the SEC. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among its shareholders. The shares are not liable to further calls or to assessment by the Fund. There are no pre-emptive rights associated with the shares. The Declaration of Trust provides that the Fund’s shareholders are not liable for any liabilities of the Fund. Although shareholders of an unincorporated statutory trust established under Delaware law, in certain limited circumstances, may be held personally liable for the obligations of the Fund as though they were general partners, the provisions of the Declaration of Trust described in the foregoing sentence make the likelihood of such personal liability remote.

The Fund generally will not issue share certificates. However, upon written request to the Fund’s transfer agent, a share certificate may be issued at the Fund’s discretion for any or all of the full shares credited to an investor’s account. Share certificates that have been issued to an investor may be returned at any time. The Fund’s transfer agent will maintain an account for each shareholder upon which the registration of shares are recorded, and transfers, permitted only in rare circumstances, such as death or bona fide gift, will be reflected by bookkeeping entry, without physical delivery. GFS will require that a shareholder provide requests in writing, accompanied by a valid signature guarantee form, when changing certain information in an account such as wiring instructions or telephone privileges.

ANTI-TAKEOVER PROVISIONS IN THE DECLARATION OF TRUST

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board of Trustees, and could have the effect of depriving the Fund’s shareholders of an opportunity to sell their shares at a premium over prevailing market prices, if any, by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for reelection. A Trustee may be removed from office without cause only by a written instrument signed or adopted by a majority of the remaining Trustees or by a vote of the holders of at least two-thirds of the class of shares of the Fund that are entitled to elect a Trustee and that are entitled to vote on the matter. The Declaration of Trust does not contain any other specific inhibiting provisions that would operate only with respect to an extraordinary transaction such as a merger, reorganization, tender offer, sale or transfer of substantially all of the Fund’s asset, or liquidation. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

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PLAN OF DISTRIBUTION

Northern Light Distributors, LLC, located at 17605 Wright Street, Omaha, NE 68130, serves as the Fund’s principal underwriter and acts as the distributor of the Fund’s shares, subject to various conditions. The Distributor is compensated through retention of a portion of the sales load applied to Fund shares. The Fund’s shares are offered for sale through the Distributor at NAV plus the applicable sales load. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. The Distributor has entered into an agreement with Lucia Securities, LLC, a registered broker and affiliate of the Adviser, under which Lucia Securities, LLC provides wholesaling services with respect to the Fund. In reliance on Rule 415, the Fund intends to offer to sell up to $5,000,000,000 of its shares, on a continual basis, through the Distributor. No arrangement has been made to place funds received in an escrow, trust or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will endeavor to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market marker in Fund shares. The Class L shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.50% of the average daily net assets attributable to Class L shares and is payable on a quarterly basis. The Class C shares pay to the Distributor a Distribution Fee that accrues at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee.

The Adviser or its affiliates, in the Adviser’s or affiliate’s discretion and from their own resources, including out of the Adviser’s own legitimate profits from advising the Fund, may pay additional compensation to financial intermediaries in connection with the sale and distribution of shares of the Fund (the “Additional Compensation”). Financial intermediaries include brokers, dealers, financial planners, investment advisers, banks, insurance companies, retirement or 401(k) plan administrators and others. These payments may be in addition to the Distribution Fees that are disclosed elsewhere in this prospectus. A portion of these payments are generally made to financial intermediaries that provide shareholder or administrative services, or marketing support. Marketing support may include access to sales meetings, sales representatives and financial intermediary management representatives, inclusion of the Fund on a sales list, including a preferred or select sales list, or other sales program. In return for the Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a financial intermediary, or the ability to assist in training and educating a broker’s or dealer’s registered representatives. The Additional Compensation may differ among financial intermediaries in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the financial intermediary, or determined in some other manner. The receipt of Additional Compensation by a financial intermediary, such as a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Adviser or its affiliates pay a servicing fee to the Distributor and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.

Prior to the initial public offering of shares, the Adviser purchased shares from the Fund in an amount satisfying the net worth requirements of Section 14(a) of the 1940 Act.

Purchasing Shares

Investors may purchase shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by GFS, the Fund’s administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary and accepted by the Fund. A Financial Intermediary may hold shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular

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trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to Multi-Strategy Growth & Income Fund to:

Multi-Strategy Growth & Income Fund
c/o Gemini Fund Services, LLC
17605 Wright Street

Omaha, NE 68130

All checks must be in US Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier’s checks in amounts of less than $10,000. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment.

The transfer agent will charge a $25.00 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire — Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at 1-855-601-3841 for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

ABA #: (number provided by calling toll-free number above)
Credit: Gemini Fund Services, LLC
Account #: (number provided by calling toll-free number above)
Further Credit:
Multi-Strategy Growth & Income Fund
(shareholder registration)
(shareholder account number)

By Wire — Subsequent Investments

Before sending a wire, investors must contact GFS to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire. Wired funds must be received prior to 4:00 p.m. Eastern Time to be eligible for same day pricing. The Fund, and its agents, including the transfer agent and custodian, are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Automatic Investment Plan — Subsequent Investments

You may participate in the Fund’s Automatic Investment Plan, an investment plan that automatically moves money from your bank account and invests it in the Fund through the use of electronic funds transfers or automatic bank drafts. You may elect to make subsequent investments by transfers of a minimum of $100 on specified days of each month into your established Fund account. Please contact the Fund at 1-855-601-3841 for more information about the Fund’s Automatic Investment Plan.

By Telephone

Investors may purchase additional shares of the Fund by calling 1-855-601-3841. If an investor elected this option on the account application, and the account has been open for at least 15 days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. Banking information must be established on the account prior to making a purchase. Orders for shares received prior to 4 p.m. Eastern Time will be purchased at the appropriate price calculated on that day.

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Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

In compliance with the USA Patriot Act of 2001, GFS will verify certain information on each account application as part of the Fund’s Anti-Money Laundering Program. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Investors may call Gemini Fund Services, LLC at 1-855-601-3841 for additional assistance when completing an application.

If GFS does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within 5 business days if clarifying information/documentation is not received.

Share Class Considerations

When selecting a share class, you should consider the following:

•	which share classes are available to you;
•	how much you intend to invest;
•	how long you expect to own the shares; and
•	total costs and expenses associated with a particular share class.

Each investor’s financial considerations are different. You should speak with your financial advisor to help you decide which share class is best for you. Not all financial intermediaries offer all classes of shares. If your financial intermediary offers more than one class of shares, you should carefully consider which class of shares to purchase.

Class A Shares

Class A shares are sold at the prevailing NAV per Class A share plus the applicable sales load (which may be reduced as described below); however, the following are additional features that should be taken into account when purchasing Class A shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of $100 for regular accounts and $50 for retirement plan accounts; and
•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A shares.

Investors in Class A shares will pay a sales load based on the amount of their investment, but may range from 0.00% to 5.75%, as set forth in the table below. A reallowance will be made by the Distributor from the sales load paid by each investor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class A shares of the Fund:

Amount Invested	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Under $100,000	5.75%	6.10%	5.00%
$100,000 to $299,999	4.75%	4.99%	4.00%
$300,000 to $749,999	3.75%	3.90%	3.00%
$750,000 to $999,999	2.75%	2.83%	2.00%
$1,000,000 and above*	None	None	None
*	Investors that purchase $1,000,000 or more of the Fund’s Class A shares will not pay any initial sales charge on the purchase.

You may be able to buy Class A shares without a sales charge (i.e. “load-waived”) when you are:

•	reinvesting distributions;
•	participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;
•	exchanging an investment in Class A (or equivalent type) shares of another fund for an investment in the Fund;
•	a current or former director or Trustee of the Fund;
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•	an employee (including the employee’s spouse, domestic partner, children, grandchildren, parents, grandparents, siblings, and any dependent of the employee, as defined in section 152 of the Internal Revenue Code) of the Adviser or its affiliates or of a broker-dealer authorized to sell shares of the Fund;
•	purchasing shares through the Adviser;
•	purchasing shares through a special arrangement to accept payment in kind; or
•	purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

In addition, concurrent purchases by related accounts may be combined to determine the application of the sales load. The Fund will combine purchases made by an investor, the investor’s spouse or domestic partner, and dependent children when it calculates the sales load.

It is the investor’s responsibility to determine whether a reduced sales load would apply. The Fund is not responsible for making such determination. To receive a reduced sales load, notification must be provided at the time of the purchase order. If you purchase Class A shares directly from the Fund, you must notify the Fund in writing. Otherwise, notice should be provided to the Financial Intermediary through whom the purchase is made so they can notify the Fund.

Right of Accumulation

For the purposes of determining the applicable reduced sales charge, the right of accumulation allows you to include prior purchases of Class A shares of the Fund as part of your current investment as well as reinvested distributions. To qualify for this option, you must be either:

•	an individual;
•	an individual and spouse purchasing shares for your own account or trust or custodial accounts for your minor children; or
•	a fiduciary purchasing for any one trust, estate or fiduciary account, including employee benefit plans created under Sections 401, 403 or 457 of the Internal Revenue Code, including related plans of the same employer.

If you plan to rely on this right of accumulation, you must notify the Fund’s distributor at the time of your purchase. You will need to give the Distributor your account numbers. Existing holdings of family members or other related accounts of a shareholder may be combined for purposes of determining eligibility. If applicable, you will need to provide the account numbers of your spouse and your minor children as well as the ages of your minor children.

Letter of Intent

The letter of intent allows you to count all investments within a 13-month period in Class A shares of the Fund as if you were making them all at once for the purposes of calculating the applicable reduced sales charges. The minimum initial investment under a letter of intent is 5% of the total letter of intent amount. The letter of intent does not preclude the Fund from discontinuing sales of its shares. You may include a purchase not originally made pursuant to a letter of intent under a letter of intent entered into within 90 days of the original purchase. To determine the applicable sales charge reduction, you also may include (1) the cost of Class A shares of the Fund which were previously purchased at a price including a front end sales charge during the 90-day period prior to the Distributor receiving the letter of intent, and (2) the historical cost of shares of other Funds you currently own acquired in exchange for Class A shares the Fund purchased during that period at a price including a front-end sales charge. You may combine purchases and exchanges by family members (limited to spouse and children, under the age of 21, living in the same household). You should retain any records necessary to substantiate historical costs because the Fund, the transfer agent and any financial intermediaries may not maintain this information. Shares acquired through reinvestment of distributions are not aggregated to achieve the stated investment goal.

Class L Shares

Class L shares are sold at the prevailing NAV per Class L share plus a sales load of 2.00% based on the amount of their investment; however, the following are additional features that should be taken into account when purchasing Class L shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of $100 for regular accounts and $50 for retirement plan accounts;
•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class L shares; and

•         a Distribution Fee which will accrue at an annual rate equal to 0.50% of the average daily net assets of the Fund attributable to Class L shares.

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Investors in Class L shares will pay a sales load of 2.00% based on the amount of their investment. A reallowance will be made by the Distributor from the sales load paid by each investor. There are no sales loads on reinvested distributions. The Fund reserves the right to waive sales loads. The following sales loads apply to your purchases of Class L shares of the Fund:

	Sales Charge as a % of Offering Price	Sales Charge as a % of Amount Invested	Dealer Reallowance
Amount Invested	2.00%	2.04%	1.25%

You may be able to buy Class L shares without a sales charge (i.e. “load-waived”) when you are:

•         reinvesting distributions;

•         participating in an investment advisory or agency commission program under which you pay a fee to an investment advisor or other firm for portfolio management or brokerage services;

•         exchanging an investment in Class L (or equivalent type) shares of another fund for an investment in the Fund;

•         purchasing shares through the Adviser; or

•         purchasing shares through a financial services firm (such as a broker-dealer, investment adviser or financial institution) that has a special arrangement with the Fund.

Class C Shares

Class C shares are sold at the prevailing NAV per Class C share and are not subject to any upfront sales charge; however, the following are additional features that should be taken into account when purchasing Class C shares:

•	a minimum initial investment of $2,500 for regular accounts and $1,000 for retirement plan accounts, and a minimum subsequent investment of at least $100 for regular accounts and $50 for retirement plan accounts;
•	a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class C shares; and
•	a Distribution Fee which will accrue at an annual rate equal to 0.75% of the average daily net assets of the Fund attributable to Class C shares.

Because the Class C shares of the Fund are sold at the prevailing NAV per Class C share without an upfront sales load, the entire amount of your purchase is invested immediately.

Class I Shares

Class I shares will be sold at the prevailing NAV per Class I share and are not subject to any upfront sales charge. Class I shares are not subject to a Distribution Fee, shareholder servicing fees, or early withdrawal charges. Class I shares may only be available through certain financial intermediaries. Because the Class I shares of the Fund are sold at the prevailing NAV per Class I share without an upfront sales charge, the entire amount of your purchase is invested immediately. However, Class I shares require a minimum initial investment of $1,000,000 and subsequent investments may be made in any amount. Financial intermediaries may aggregate client accounts for purposes of meeting the $1,000,000 minimum investment.

Shareholder Service Expenses

The Fund has adopted a “Shareholder Services Plan” with respect to its Class A, Class C and Class L shares under which the Fund may compensate financial industry professionals for providing ongoing services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request. Under the Shareholder Services Plan, the Fund, with respect to its Class A, Class C and Class L shares, may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to Class A, Class C and Class L shares, respectively.

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Plan of Distribution

The Fund, with respect to its Class L and Class C shares, is authorized under a “Distribution Plan” to pay to the Distributor a Distribution Fee for certain activities relating to the distribution of shares to investors and maintenance of shareholder accounts. These activities include marketing and other activities to support the distribution of the Class L and Class C shares. The Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1 as a condition of an exemptive order under the 1940 Act which permits it to have asset based distribution fees. Under the Distribution Plan, the Fund pays the Distributor a Distribution Fee at an annual rate of (i) 0.50% of average daily net assets attributable to Class L shares and (ii) 0.75% of average daily net assets attributable to Class C shares. Class A and Class I shares are not subject to a Distribution Fee.

LEGAL MATTERS

Certain legal matters in connection with the shares will be passed upon for the Fund by Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, OH 43215.

REPORTS TO SHAREHOLDERS

The Fund will send to its shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate annual and semi-annual reports by sending only one copy of each to those addresses shared by two or more accounts and to shareholders reasonably believed to be from the same family or household. Once implemented, a shareholder must call 1-855-601-3841 to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche, LLP (“Deloitte”) is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements. Deloitte is located at 695 Town Center Drive, Suite 1000, Costa Mesa, CA 92636.

ADDITIONAL INFORMATION

The prospectus and the Statement of Additional Information do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC (file No. 333-189008). The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this prospectus for information about how to obtain a paper copy of the Registration Statement or Statement of Additional Information without charge.

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TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information and History	1
Investment Objective and Policies	2
Management of the Fund	12
Codes of Ethics	19
Proxy Voting Policies and Procedures	19
Control Persons and Principal Holders	20
Investment Advisory and Other Services	21
Portfolio Managers	23
Allocation of Brokerage	25
Tax Status	25
Other Information	30
Independent Registered Public Accounting Firm	31
Financial Statements	32
Appendix A	33

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PRIVACY NOTICE Rev. Feb. 2012
FACTS	WHAT DOES MULTI-STRATEGY GROWTH & INCOME FUND DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?	The types of personal information we collect and share depend on the product or service you have with us. This information can include: § Social Security number § Purchase History § Assets § Account Balances § Retirement Assets § Account Transactions § Transaction History § Wire Transfer Instructions § Checking Account Information When you are no longer our customer, we continue to share your information as described in this notice.

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons the Multi-Strategy Growth & Income Fund chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does the Multi-Strategy Growth & Income Fund share?	Can you limit this sharing?
For our everyday business purposes – such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureaus	Yes	No
For our marketing purposes – to offer our products and services to you	No	We don’t share
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes – information about your transactions and experiences	No	We don’t share
For our affiliates’ everyday business purposes – information about your creditworthiness	No	We don’t share
For nonaffiliates to market to you	No	We don’t share

Questions?	Call 1-855-601-3841

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Who we are
Who is providing this notice?	Multi-Strategy Growth & Income Fund
What we do
How does the Multi-Strategy Growth & Income Fund protect my personal information?

To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

Our service providers are held accountable for adhering to strict policies and procedures to prevent any misuse of your nonpublic personal information.

How does the Multi-Strategy Growth & Income Fund collect my personal information?

We collect your personal information, for example, when you

▪  Open an account

▪  Provide account information

▪  Give us your contact information

▪  Make deposits or withdrawals from your account

▪  Make a wire transfer

▪  Tell us where to send the money

▪  Tells us who receives the money

▪  Show your government-issued ID

▪  Show your driver’s license

We also collect your personal information from other companies.

Why can’t I limit all sharing?

Federal law gives you the right to limit only

▪  Sharing for affiliates’ everyday business purposes – information about your creditworthiness

▪  Affiliates from using your information to market to you

▪  Sharing for nonaffiliates to market to you

State laws and individual companies may give you additional rights to limit sharing.

Definitions
Affiliates	Companies related by common ownership or control. They can be financial and nonfinancial companies. ▪ Multi-Strategy Growth & Income Fund does not share with our affiliates.
Nonaffiliates

Companies not related by common ownership or control. They can be financial and nonfinancial companies

▪  Multi-Strategy Growth & Income Fund does not share with nonaffiliates so they can market to you.

Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. ▪ Multi-Strategy Growth & Income Fund doesn’t jointly market.

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PROSPECTUS

Multi-Strategy Growth & Income Fund

Shares of Beneficial Interest

July 1, 2018

Investment Adviser

LCM Investment Management, LLC

All dealers that buy, sell or trade the Fund’s shares, whether or not participating in this offering, may be required to deliver a prospectus when acting on behalf of the Fund’s Distributor.

You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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STATEMENT OF ADDITIONAL INFORMATION

MULTI-STRATEGY GROWTH & INCOME FUND

Class A Shares (MSFDX), Class L Shares (MSFYX), Class C Shares (MCFDX) and

Class I Shares (MSFIX) of Beneficial Interest

July 1, 2018

Principal Executive Offices

80 Arkay Drive, Hauppauge, NY 11788

1-631-470-2600

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI should be read in conjunction with the prospectus of Multi-Strategy Growth & Income Fund, dated July 1, 2018 (the “Prospectus”), as it may be supplemented from time to time. The Prospectus is hereby incorporated by reference into this SAI (legally made a part of this SAI). Capitalized terms used but not defined in this SAI have the meanings given to them in the Prospectus. This SAI does not include all information that a prospective investor should consider before purchasing the Fund's securities.

You should obtain and read the Prospectus and any related Prospectus supplement prior to purchasing any of the Fund's securities. A copy of the Prospectus may be obtained without charge by calling the Fund toll-free at 1-855-601-3841. The Prospectus and other Fund information is also available on the Fund’s website at www.growthandincomefund.com. The registration statement of which the Prospectus is a part can be reviewed and copied at the Public Reference Room of the SEC at 100 F Street NE, Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-551-8090. Copies of these filings may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, 100 F Street NE, Washington, D.C. 20549.

The Fund's filings with the SEC also are available to the public on the SEC's Internet web site at www.sec.gov.

TABLE OF CONTENTS

General Information and History	1
Investment Objective and Policies	2
Management of the Fund	12
Codes of Ethics	19
Proxy Voting Policies and Procedures	19
Control Persons and Principal Holders	20
Investment Advisory and Other Services	21
Portfolio Managers	23
Allocation of Brokerage	25
Tax Status	25
Other Information	30
Independent Registered Public Accounting Firm	31
Financial Statements	32
Appendix A	33

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, diversified, closed-end management investment company that is operated as an interval fund (the “Fund” or the “Trust”). The Fund was organized as a Delaware statutory trust on June 3, 2011. The Fund's principal office is located at Gemini Fund Services, LLC, 80 Arkay Drive, Hauppauge, NY 11788, and its telephone number is 1-855-601-3841. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. The Fund may issue an unlimited number of shares of beneficial interest. All shares of the Fund have equal rights and privileges. Each share of the Fund is entitled to one vote on all matters as to which shares are entitled to vote. In addition, each share of the Fund is entitled to participate, on a class-specific basis, equally with other shares (i) in distributions declared by the Fund and (ii) on liquidation to its proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of the Fund are fully paid, non-assessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share.

The Fund offers four classes of shares: Class A shares, Class L shares, Class C shares and Class I shares. Each share class represents an interest in the same assets of the Fund, has the same rights and is identical in all material respects except that (i) each class of shares may be subject to different (or no) sales loads, (ii) each class of shares may bear different (or no) distribution and shareholder servicing fees; (iii) each class of shares may have different shareholder features, such as minimum investment amounts; (iv) certain other class-specific expenses will be borne solely by the class to which such expenses are attributable, including transfer agent fees attributable to a specific class of shares, printing and postage expenses related to preparing and distributing materials to current shareholders of a specific class, registration fees paid by a specific class of shares, the expenses of administrative personnel and services required to support the shareholders of a specific class, litigation or other legal expenses relating to a class of shares, Trustees' fees or expenses paid as a result of issues relating to a specific class of shares and accounting fees and expenses relating to a specific class of shares and (v) each class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Fund’s Board of Trustees (the “ Board,” “Trustees” or “Board of Trustees”) may classify and reclassify the shares of the Fund into additional classes of shares at a future date.

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INVESTMENT OBJECTIVE AND POLICIES

Investment Objective

The Fund's investment objective is to seek returns from capital appreciation and income with an emphasis on income generation.

Fundamental Policies

The Fund's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the shares), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of shareholders, duly called, (a) of 67% or more of the shares present at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy; or (b) of more than 50% of the outstanding shares, whichever is less. The Fund may not:

(1) Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”) (which currently limits borrowing to no more than 33-1/3% of the value of the Fund's total assets, including the value of the assets purchased with the proceeds of its indebtedness, if any). The Fund may borrow for investment purposes, for temporary liquidity, or to finance repurchases of its shares.

(2) Issue senior securities, except to the extent permitted by Section 18 of the 1940 Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund's total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund's total assets).

(3) Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”) in connection with the disposition of its portfolio securities. The Fund may invest in restricted securities (those that must be registered under the Securities Act before they may be offered or sold to the public) to the extent permitted by the 1940 Act.

(4) Invest 25% or more of the market value of its net assets in the securities of companies or entities engaged in any one industry, except the REIT industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. Under normal circumstances, the Fund invests over 25% of its net assets in the securities of companies in the REIT industry.

(5) Purchase or sell real estate or interests in real estate. This limitation is not applicable to investments in securities that are secured by or represent interests in real estate. This limitation does not preclude the Fund from investing in mortgage-related securities or investing in companies engaged in the real estate business or that have a significant portion of their assets in real estate (including real estate investment trusts).

2

(6) Purchase or sell commodities, commodity contracts, except commodity futures contracts, unless acquired as a result of ownership of securities or other investments, except that the Fund may invest in securities or other instruments backed by or linked to commodities, and invest in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

(7) Make loans to others, except (a) through the purchase of debt securities in accordance with its investment objectives and policies, (b) to the extent the entry into a repurchase agreement is deemed to be a loan, and (c) by loaning portfolio securities up to one-third of total Fund assets.

In addition, the Fund has adopted a fundamental policy that:

(8) The Fund will make quarterly repurchase offers for no less than for 5% of the Fund's shares outstanding at net asset value (“NAV”) less any repurchase fee, unless suspended or postponed in accordance with regulatory requirements, and each repurchase pricing shall occur no later than the 14th day after the Repurchase Request Deadline, or the next business day if the 14th is not a business day.

If a restriction on the Fund's investments is adhered to at the time an investment is made, a subsequent change in the percentage of Fund assets invested in certain securities or other instruments resulting from changes in the value of the Fund's total assets, will not be considered a violation of the restriction; provided, however, that the asset coverage requirement applicable to borrowings shall be maintained in the manner contemplated by applicable law.

Portfolio Turnover

The Fund’s portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the fiscal year by the monthly average of the value of the portfolio securities owned by the Fund during the fiscal year. The calculation excludes from both the numerator and the denominator securities with maturities at the time of acquisition of one year or less. High portfolio turnover involves correspondingly greater brokerage commissions and other transaction costs, which will be borne directly by the Fund. A 100% turnover rate would occur if all of the Fund’s portfolio securities were replaced once within a one-year period.

For the fiscal year ended February 28, 2018, the Fund’s portfolio turnover rate was 27%. For the fiscal year ended February 28, 2017, the Fund’s portfolio turnover rate was 13%. For the fiscal year ended February 29, 2016, the Fund’s portfolio turnover rate was 21%.

3

Certain Portfolio Securities and Other Operating Policies

As discussed in the Prospectus, the Fund invests in real estate securities and securities issued by other issuers. No assurance can be given that any or all investment strategies, or the Fund's investment program, will be successful. The Fund's investment adviser is LCM Investment Management, LLC (the “Adviser”). The Adviser is responsible for allocating the Fund's assets among various securities, using its investment strategies, subject to policies adopted by the Board of Trustees. Additional information regarding the types of securities and financial instruments is set forth below.

Other Investment Policies and Techniques

Money Market Instruments

The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments and money market mutual funds, or hold cash or cash equivalents in such amounts as the Adviser deems appropriate under the circumstances. In addition, the Fund may invest in these instruments pending allocation of its respective offering proceeds. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less and may include U.S. Government securities, commercial paper, certificates of deposit and banker’s acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

Short Selling

The Fund may sell securities short. A short sale is a transaction in which the Fund sells a security it does not own or have the right to acquire (or that it owns but does not wish to deliver) in anticipation that the market price of that security will decline.

When the Fund makes a short sale, the broker-dealer through which the short sale is made must borrow the security sold short and deliver it to the party purchasing the security. The Fund is required to make a margin deposit in connection with such short sales; the Fund may have to pay a fee to borrow particular securities and will often be obligated to pay over any dividends and accrued interest on borrowed securities.

If the price of the security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. The successful use of short selling may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged.

To the extent the Fund sells securities short, it will provide collateral to the broker-dealer and (except in the case of short sales "against the box") will maintain

4

additional asset coverage in the form of cash, U.S. government securities or other liquid securities with its custodian in a segregated account in an amount at least equal to the difference between the current market value of the securities sold short and any amounts required to be deposited as collateral with the selling broker (not including the proceeds of the short sale). The Fund does not intend to enter into short sales (other than short sales "against the box") if immediately after such sales the aggregate of the value of all collateral plus the amount in such segregated account exceeds 50% of the value of the Fund's net assets. This percentage may be varied by action of the Board of Trustees. A short sale is "against the box" to the extent the Fund contemporaneously owns, or has the right to obtain at no added cost, securities identical to those sold short.

Hedge Funds

Hedge funds are unregistered private funds. As such, hedge fund investors, including the Fund, do not enjoy the same shareholder protections as those afforded by the 1940 Act. A hedge fund adviser may not fully describe the strategies that the hedge fund may employ or the risks that it may be subject to in the hedge fund’s offering documents. A hedge fund adviser may change its investment strategy without giving notice to the hedge fund’s investors.

The Fund’s investment in a hedge fund may only be valued on a periodic basis. Such periodic valuations may be estimated or subject to future revision. The investments held by the hedge fund may be illiquid and thus subject to valuation by the hedge fund’s adviser which may have a conflict of interest in determining such valuation due to the asset and performance-based fees that the adviser may receive in connection with managing the hedge fund. It is possible that certain valuation information needed for the Fund’s reports to shareholders with respect to its investment in hedge funds may not be provided to the Fund in a timely manner, which could cause delays in the Fund’s reports to shareholders.

Fund investors may invest directly in hedge funds, subject to eligibility conditions. By investing in the Fund, Fund investors incur additional indirect expenses due to the expenses the Fund bears as a result of its investment in a hedge fund.

Private Funds

As discussed in the Prospectus, the Fund invests may invest in various types of private funds, including, but not limited to, limited partnerships, limited liability companies, private debt funds, and private equity funds. No assurance can be given that any or all investments in private funds will be successful. The Fund’s investment in private funds may encompass a variety of alternative investment sectors. These private funds may potentially be unregistered private funds, wherein investors, including the Fund, do not enjoy the same shareholder protections as those afforded by the 1940 Act. The Fund’s investment in private funds may only be valued on a periodic basis. Such periodic valuations may be estimated or subject to future revision. The investments held by the private funds may be illiquid and thus subject to valuation by the private fund’s adviser which may have a conflict of interest in determining such valuation due to

5

the asset and performance-based fees that the adviser may receive in connection with managing the fund. It is possible that certain valuation information needed for the Fund’s reports to shareholders with respect to its investment in private funds may not be provided to the Fund in a timely manner, which could cause delays in the Fund’s reports to shareholders

When-Issued, Delayed Delivery and Forward Commitment Securities

To reduce the risk of changes in securities prices and interest rates, the Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis. This means that delivery and payment occur a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are determined when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund may, if it is deemed advisable, sell the securities after it commits to a purchase but before delivery and settlement takes place.

Securities purchased on a forward commitment, when-issued or delayed delivery basis are subject to changes in value based upon the public's perception of the creditworthiness of the issuer and changes (either real or anticipated) in the level of interest rates. Purchasing securities on a when-issued or delayed delivery basis can present the risk that the yield available in the market when the delivery takes place may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when the Fund is fully, or almost fully invested, results in a form of leverage and may cause greater fluctuation in the value of the net assets of the Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered, and that the purchaser of securities sold by the Fund on a forward basis will not honor its purchase obligation. In such cases, the Fund may incur a loss. The Fund will segregate liquid assets in amounts sufficient to satisfy its when-issued, delayed delivery and forward commitments.

Repurchases and Transfers of Shares

Repurchase Offers

The Board has adopted a resolution setting forth the Fund's fundamental policy that it will conduct quarterly repurchase offers (the “Repurchase Offer Policy”). The Repurchase Offer Policy sets the interval between each repurchase offer at one quarter and provides that the Fund shall conduct a repurchase offer each quarter (unless suspended or postponed in accordance with regulatory requirements). The Repurchase Offer Policy also provides that the repurchase pricing shall occur not later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day. The Fund's Repurchase Offer Policy is fundamental and cannot be changed without shareholder approval. The Fund may, for the purpose of paying for repurchased shares, be required to liquidate portfolio holdings earlier than the Adviser

6

would otherwise have liquidated these holdings. Such liquidations may result in losses, and may increase the Fund's portfolio turnover.

Repurchase Offer Policy Summary of Terms

1.	The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that rule may be amended from time to time.
2.	The repurchase offers will be made in March, June, September and December of each year.
3.	The Fund must receive repurchase requests submitted by shareholders in response to the Fund's repurchase offer within 30 days of the date the repurchase offer is made (or the preceding business day if the New York Stock Exchange is closed on that day) (the “Repurchase Request Deadline”).
4.	The maximum time between the Repurchase Request Deadline and the next date on which the Fund determines the net asset value applicable to the purchase of shares (the “Repurchase Pricing Date”) is 14 calendar days (or the next business day if the fourteenth day is not a business day).

The Fund may not condition a repurchase offer upon the tender of any minimum amount of shares. The Fund may deduct from the repurchase proceeds only a repurchase fee that is paid to the Fund and that is reasonably intended to compensate the Fund for expenses directly related to the repurchase. The repurchase fee may not exceed 2% of the proceeds. However, the Fund does not currently charge a repurchase fee.

The Fund may rely on Rule 23c-3 only so long as the Board of Trustees satisfies the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

Procedures: All periodic repurchase offers must comply with the following procedures:

Repurchase Offer Amount: Each quarter, the Fund may offer to repurchase at least 5% and no more than 25% of the outstanding shares of the Fund on the Repurchase Request Deadline (the “Repurchase Offer Amount”). The Board of Trustees shall determine the quarterly Repurchase Offer Amount.

Shareholder Notification: Thirty days before each Repurchase Request Deadline, the Fund shall send to each shareholder of record and to each beneficial owner of the shares that are the subject of the repurchase offer a notification (“Shareholder Notification”) providing the following information:

1.	A statement that the Fund is offering to repurchase its shares from shareholders at net asset value per share;
2.	Any fees applicable to such repurchase, if any;
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3.	The Repurchase Offer Amount;
4.	The dates of the Repurchase Request Deadline, Repurchase Pricing Date, and the date by which the Fund must pay shareholders for any shares repurchased (which shall not be more than seven days after the Repurchase Pricing Date) (the “Repurchase Payment Deadline”);
5.	The risk of fluctuation in net asset value between the Repurchase Request Deadline and the Repurchase Pricing Date, and the possibility that the Fund may use an earlier Repurchase Pricing Date;
6.	The procedures for shareholders to request repurchase of their shares and the right of shareholders to withdraw or modify their repurchase requests until the Repurchase Request Deadline;
7.	The procedures under which the Fund may repurchase such shares on a pro rata basis if shareholders tender more than the Repurchase Offer Amount;
8.	The circumstances in which the Fund may suspend or postpone a repurchase offer;
9.	The net asset value of each class of shares computed no more than seven days before the date of the notification and the means by which shareholders may ascertain the net asset value thereafter; and
10.	The market price, if any, of the shares on the date on which such net asset value was computed, and the means by which shareholders may ascertain the market price thereafter.

The Fund must file Form N-23c-3 (“Notification of Repurchase Offer'') and three copies of the Shareholder Notification with the Securities and Exchange Commission (“SEC”) within three business days after sending the notification to shareholders.

Notification of Beneficial Owners: Where the Fund knows that shares subject of a repurchase offer are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the Fund must follow the procedures for transmitting materials to beneficial owners of securities that are set forth in Rule 14a-13 under the Securities Exchange Act of 1934.

Repurchase Requests: Repurchase requests must be submitted by shareholders by the Repurchase Request Deadline. The Fund shall permit repurchase requests to be withdrawn or modified at any time until the Repurchase Request Deadline, but shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.

Repurchase Requests in Excess of the Repurchase Offer Amount: If shareholders tender more than the Repurchase Offer Amount, the Fund may, but is not required to, repurchase an additional amount of shares not to exceed 2% of the outstanding shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to

8

repurchase more than the Repurchase Offer Amount, or if shareholders tender shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding shares on the Repurchase Request Deadline, the Fund shall repurchase the shares tendered on a pro rata basis. This policy, however, does not prohibit the Fund from:

1.	Accepting all repurchase requests by persons who own, beneficially or of record, an aggregate of less than 100 shares and who tender all of their stock for repurchase, before prorating shares tendered by others, or
2.	Accepting by lot shares tendered by shareholders who request repurchase of all shares held by them and who, when tendering their shares, elect to have either (i) all or none or (ii) at least a minimum amount or none accepted, if the Fund first accepts all shares tendered by shareholders who do not make this election.

Suspension or Postponement of Repurchase Offers: The Fund shall not suspend or postpone a repurchase offer except pursuant to a vote of a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Fund, and only:

1.	If the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;
2.	If the repurchase would cause the shares that are the subject of the offer that are either listed on a national securities exchange or quoted in an inter-dealer quotation system of a national securities association to be neither listed on any national securities exchange nor quoted on any inter-dealer quotation system of a national securities association;
3.	For any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary week-end and holiday closings, or during which trading in such market is restricted;
4.	For any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or
5.	For such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund renews the repurchase offer, the Fund shall send a new Shareholder Notification to shareholders.

Computing Net Asset Value: The Fund's current NAV per share by share class shall be computed no less frequently than weekly, and daily on the five business days preceding a Repurchase Request Deadline, on such days and at such specific time or times during the day as set by the Board of Trustees. Currently, the Board has determined

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that the Fund's NAV shall be determined daily following the close of the New York Stock Exchange. The Fund's NAV need not be calculated on:

1.	Days on which changes in the value of the Fund's portfolio securities will not materially affect the current NAV of the shares;
2.	Days during which no order to purchase shares is received, other than days when the NAV would otherwise be computed; or
3.	Customary national, local, and regional business holidays described or listed in the Prospectus.

Liquidity Requirements: From the time the Fund sends a Shareholder Notification to shareholders until the Repurchase Pricing Date, a percentage of the Fund's assets equal to at least 100% of the Repurchase Offer Amount (the “Liquidity Amount”) shall consist of assets that individually can be sold or disposed of in the ordinary course of business, at approximately the price at which the Fund has valued the investment, within a period equal to the period between a Repurchase Request Deadline and the Repurchase Payment Deadline, or of assets that mature by the next Repurchase Payment Deadline. This requirement means that individual assets must be salable under these circumstances. It does not require that the entire Liquidity Amount must be salable. In the event that the Fund's assets fail to comply with this requirement, the Board of Trustees shall cause the Fund to take such action as it deems appropriate to ensure compliance.

Liquidity Policy: The Board of Trustees may delegate day-to-day responsibility for evaluating liquidity of specific assets to the Fund's investment adviser, but shall continue to be responsible for monitoring the investment adviser's performance of its duties and the composition of the portfolio. Accordingly, the Board of Trustees has approved this policy that is reasonably designed to ensure that the Fund's portfolio assets are sufficiently liquid so that the Fund can comply with its fundamental policy on repurchases and comply with the liquidity requirements in the preceding paragraph.

1.       In evaluating liquidity, the following factors are relevant, but not necessarily determinative:

(a)	The frequency of trades and quotes for the security.
(b)	The number of dealers willing to purchase or sell the security and the number of potential purchasers.
(c)	Dealer undertakings to make a market in the security.
(d)	The nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offer and the mechanics of transfer).
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(e)	The size of the fund's holdings of a given security in relation to the total amount of outstanding shares of such security or to the average trading volume for the security.

2.       If market developments impair the liquidity of a security, the investment adviser should review the advisability of retaining the security in the portfolio. The investment adviser should report to the Board of Trustees the basis for its determination to retain such a security at the next Board of Trustees meeting.

3.       The Board of Trustees shall review the overall composition and liquidity of the Fund's portfolio on a quarterly basis.

4.       These procedures may be modified as the Board deems necessary.

Registration Statement Disclosure: The Fund's registration statement must disclose its intention to make or consider making such repurchase offers.

Annual Report Disclosure: The Fund shall include in its annual report to shareholders the following:

1.	Disclosure of its fundamental policy regarding periodic repurchase offers.
2.	Disclosure regarding repurchase offers by the Fund during the period covered by the annual report, which disclosure shall include:
a.	the number of repurchase offers,
b.	the repurchase offer amount and the amount tendered in each repurchase offer,
c.	and the extent to which the Fund repurchased stock in any repurchase offer pursuant to the procedures in paragraph (b)(5) of this section.

Advertising: The Fund, or any underwriter for the Fund, must comply, as if the Fund were an open-end company, with the provisions of Section 24(b) of the 1940 Act and the rules thereunder and file, if necessary, with FINRA or the SEC any advertisement, pamphlet, circular, form letter, or other sales literature addressed to or intended for distribution to prospective investors.

Involuntary Repurchases

The Fund may, at any time, repurchase at NAV shares held by a shareholder, or any person acquiring shares from or through a shareholder, if: the shares have been transferred or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; ownership of the shares by the shareholder or other person will cause the Fund to be in violation of, or require registration of the shares, or subject the Fund to additional registration or

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regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; continued ownership of the shares may be harmful or injurious to the business or reputation of the Fund or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; or the shareholder owns shares having an aggregate net asset value less than an amount determined from time to time by the Trustees. The Adviser may tender for repurchase in connection with any repurchase offer made by the Fund shares that it holds in its capacity as a shareholder.

Transfers of Shares

No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board's sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of shares. Each shareholder and transferee is required to pay all expenses, including attorney and accountant fees, incurred by the Fund in connection with such transfer.

MANAGEMENT OF THE FUND

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The business of the Trust is managed under the direction of the Board in accordance with the Agreement and Declaration of Trust and the Trust's By-laws (the “Governing Documents”), each as amended from time to time, which have been filed with the Securities and Exchange Commission and are available upon request. The Board consists of five individuals, one of whom is an “interested person” (as defined under the 1940 Act) of the Trust; and four are not interested persons (“Independent Trustees”). Pursuant to the Governing Documents of the Trust, the Trustees shall elect officers including a President, a Secretary, a Treasurer, a Principal Executive Officer and a Principal Accounting Officer. The Board retains the power to conduct, operate and carry on the business of the Trust and has the power to incur and pay any expenses, which, in the opinion of the Board, are necessary or incidental to carry out any of the Trust's purposes. The Trustees, officers, employees and agents of the Trust, when acting in such capacities, shall not be subject to any personal liability except for his or her own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties.

Board Leadership Structure

The Trust is led by Mr. Raymond J. Lucia, Jr., who has served as the Chairman of the Board and President since the Trust was organized in 2011. Mr. Lucia is an “interested person” as defined by the 1940 Act, by virtue of his position as President of the Trust and his controlling interest in the Adviser. The Board of Trustees is comprised

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of Mr. Lucia and four Independent Trustees. The Independent Trustees have not selected a Lead Independent Trustee. Additionally, under certain 1940 Act governance guidelines that apply to the Trust, the Independent Trustees will meet in executive session, at least quarterly. Under the Trust's Agreement and Declaration of Trust and By-Laws, the Chairman of the Board/President is responsible for (a) presiding at board meetings, (b) calling special meetings on an as-needed basis, and, more generally, in-practice (c) execution and administration of Trust policies including (i) setting the agendas for Board meetings and (ii) providing information to Board members in advance of each Board meeting and between Board meetings. Generally, the Trust believes it best to have a single leader who is seen by shareholders, business partners and other stakeholders as providing strong leadership. The Trust believes that its Chairman/President together with the Audit Committee and the full Board of Trustees, provide effective leadership that is in the best interests of the Trust and Fund shareholders because of the Board's collective business acumen and understanding of the regulatory framework under which investment companies must operate.

Board Risk Oversight

The Board of Trustees is comprised of Mr. Lucia and four Independent Trustees with a standing independent Audit Committee with a separate chair. The Audit Committee is composed of only Independent Trustees. The Board is responsible for overseeing risk management, and the full Board regularly engages in discussions of risk management and receives compliance reports that inform its oversight of risk management from its Chief Compliance Officer at quarterly meetings and on an ad hoc basis, when and if necessary. The Audit Committee considers financial and reporting risk within its area of responsibilities. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the Chief Compliance Officer is the primary recipient and communicator of such risk-related information.

Trustee Qualifications.

Generally, the Trust believes that each Trustee is competent to serve because of his or her individual overall merits including: (i) experience, (ii) qualifications, (iii) attributes and (iv) skills. Mr. Lucia has over 15 years of business experience in the investment management business and possesses a strong understanding of the regulatory framework under which investment companies must operate based on his years of experience in the investment management business. Mr. Lucia also has over 10 years of experience managing investment advisory client interactions with brokerage and insurance business. Additionally, Mr. Lucia received a B.S. in Accounting from Loyola Marymount University in Los Angeles, currently holds the CPA designation and has earned the Personal Financial Specialist designation from the American Institute of Certified Public Accountants (AICPA). Dr. Mark Riedy, PhD, has over a decade of academic experience in the real estate and real estate finance areas serving as the Executive Director of the Burnham-Moores Center for Real Estate and the Ernest W. Hahn Professor of Real Estate Finance at the University of San Diego, has over two decades of experience as an executive and/or board member of companies in the

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commercial and residential real estate markets, and has a Doctor of Philosophy degree in Business Economics and Public Policy from the University of Michigan. Additionally, Dr. Riedy served as Chairman of the Board of Neighborhood Bancorp, the holding company for Neighborhood National Bank in San Diego, California. Dr. Riedy possesses a strong understanding of the regulatory framework under which financial enterprises must operate based on his years of service to public and private company boards. John D. Frager has over 30 years of business experience in the real estate industry including serving as Executive Managing Director of CBRE, a Fortune 200 global real estate and services company. He also served for 8 years as CEO and President of Cassidy Turley BRE San Diego. For over 8 years, Mr. Frager has also served as an advisory board member for Pathfinder Partners, LLC, a real estate investment fund. Mr. Frager holds a Bachelor’s degree in Business Administration from the University of Southern California and has taken numerous finance and management courses at universities after graduating. Prior to his real estate career, he served for over 6 years as an Officer and pilot in the United States Navy. Based on his years of experience in real estate-related financial matters, Mr. Frager is well qualified to serve as a Trustee. Ira J. Miller has over 25 years of business planning and financial management experience at a variety of major corporations spanning a broad range of industries and markets. He started and served as Managing Director, President, Chief Financial Officer, and Treasurer of SAIC Venture Capital Corporation, a $4.0 billion investment subsidiary of Science Applications International Corporation. Mr. Miller holds a Bachelor’s Degree in Mathematics from the University of Michigan and completed all course requirements for a Doctor of Philosophy degree in Economics from the Massachusetts Institute of Technology. Darlene T. DeRemer has over 30 years of investment banking experience and has had significant experience structuring and executing strategic transactions involving asset management businesses. Ms. DeRemer is a founding partner of Grail Partners LLC, an advisory merchant bank with offices in several major U.S. cities that has worked on over 250 strategic transactions involving financial service providers. Ms. DeRemer is also a Trustee of Syracuse University and serves as the Chair of the university’s Investment & Endowment Committee. Ms. DeRemer holds a Bachelor’s Degree in Finance and Marketing and an MBA from Syracuse University. The Trust does not believe any one factor is determinative in assessing a Trustee's qualifications, but that the collective experience of each Trustee makes them each highly qualified.

Following is a list of the Trustees and executive officers of the Trust and his or her principal occupation over the last five years. Unless otherwise noted, the address of each Trustee and Officer is 80 Arkay Drive, Suite 110, Hauppauge, NY 11788.

Independent Trustees

Name, Address and Age(Year of Birth)	Position/Term of Office(1)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee
Mark J. Riedy, PhD. 1942	Trustee since Sept. 2011	Executive Director of the Burnham-Moores Center for Real Estate and the Ernest W.	1	BioMed Realty Trust Board of Directors;
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		Hahn Professor of Real Estate Finance at the University of San Diego, January 1993 to January 2015. Retired January 2015.		Southwest Property Strategies Advisory Board
Ira J. Miller 1946	Trustee since Sept. 2011	Retired as of August 2007.	1	None
John D. Frager 1958	Trustee since Sept. 2011	Executive Managing Director of CBRE, Inc. (2010) to present), CEO and President of Cassidy Turley San Diego (2002 to 2010); Senior Managing Director of CB Richard Ellis (Prior to 2002)	1	None
Darlene T. DeRemer 1955	Trustee since Oct. 2015	Managing Partner of Grail Partners, LLC (2011-present)	1	Syracuse University Board of Trustees; United Capital Wealth Management Board of Directors; Hillcrest Asset Management Board of Directors; Ark Investments Funds Trust Independent Chair; American Independence Funds Board of Directors.
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Interested Trustee & Officers

Name, Address and Age(Year of Birth)	Position/Term of Office(1)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships held by Trustee
Raymond J. Lucia, Jr. 1975(2)	Trustee, President since Sept. 2011	Chief Executive Officer for LCM Investment Management, LLC (2012-Present); Chief Executive Officer for Lucia Wealth Services, LLC (2010-Present); Chief Executive Officer for Lucia Securities, LLC (2010-Present)	1	None
Felicia Tarantino 1987	Treasurer since June 2016 and Secretary since March 2018	Operations Manager for LCM Investment Management, LLC (2012-Present); Financial Analyst for Lucia Management Company, LLC (2012-Present); Accounting Specialist for Lucia Management Company, LLC (2010-2012)	n/a	n/a
James Colantino 1969	Assistant Treasurer since Sept. 2011	Senior Vice President (2011-present) Vice President (2004 – 2011); Senior Fund Administrator (1999-2004), Gemini Fund Services, LLC.	n/a	n/a
Monica Giron 1976	Assistant Secretary since January 2018	Senior Paralegal, Gemini Fund Services, LLC, (2015-Present); Senior Paralegal, The Dreyfus Corporation (2007-2015)	n/a	n/a
Emile R. Molineaux 1962	Chief Compliance Officer and Anti-Money Laundering Officer Since December 2010	CCO of various clients of Northern Lights Compliance Services, LLC (Secretary since 2003 and Senior Compliance Officer since 2011); General Counsel, CCO and Senior Vice President, Gemini Fund Services, LLC (2003-2011)	n/a	n/a

(1) The term of office for each Trustee and officer listed above will continue indefinitely.

(2) Raymond J. Lucia, Jr. is an interested person of the Trust by virtue of his position as President of the Trust and his indirect controlling interest in the Trust's adviser.

Board Committees

Audit Committee

The Board has an Audit Committee that consists of three Trustees (Ira J. Miller, Darlene T. DeRemer and Mark J. Riedy, Chairman of the Audit Committee), each of whom is not an “interested person” of the Trust within the meaning of the 1940 Act. The Audit Committee's responsibilities include: (i) recommending to the Board the selection, retention or termination of the Trust's independent auditors; (ii) reviewing with the independent auditors the scope, performance and anticipated cost of their audit; (iii) discussing with the independent auditors certain matters relating to the Trust's financial statements, including any adjustment to such financial statements recommended by such independent auditors, or any other results of any audit; (iv) reviewing on a periodic basis a formal written statement from the independent auditors with respect to their independence, discussing with the independent auditors any relationships or services

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disclosed in the statement that may impact the objectivity and independence of the Trust's independent auditors and recommending that the Board take appropriate action in response thereto to satisfy itself of the auditor's independence; and (v) considering the comments of the independent auditors and management's responses thereto with respect to the quality and adequacy of the Trust's accounting and financial reporting policies and practices and internal controls. The Audit Committee operates pursuant to an Audit Committee Charter. The Audit Committee is responsible for seeking and reviewing nominee candidates for consideration as Independent Trustees as is from time to time considered necessary or appropriate. The Audit Committee generally will consider shareholder nominees to the extent required pursuant to rules under the Securities Exchange Act of 1934. The Audit Committee is also responsible for reviewing and setting Independent Trustee compensation from time to time when considered necessary or appropriate. During the fiscal period ended February 28, 2018, the Audit Committee held two meetings.

Trustee Ownership

The following table indicates the dollar range of equity securities that each Trustee beneficially owned in the Fund as of December 31, 2017.

Name of Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Raymond J. Lucia, Jr.	Over $100,000	Over $100,000
Mark J. Riedy, PhD.	None	None
Ira J. Miller	Over $100,000	Over $100,000
John D. Frager	None	None
Darlene T. DeRemer	None	None

Compensation

Each Trustee who is not affiliated with the Trust or the Trust’s investment adviser (“Independent Trustee”) receives a quarterly fee of $5,000, as well as reimbursement for any reasonable expenses incurred in attending regularly scheduled meetings (“Regular Board Meetings”) of the Board. In addition to the fees and reimbursements described above:

•	as compensation for attendance and participation at the regularly scheduled meetings (“Regular Audit Committee Meetings”) of the Audit Committee of the Board (“Audit Committee”), each member (“Member”) of the Audit Committee who is not the Chairperson of the Audit Committee (this includes Ira Miller and Darlene DeRemer) receives a quarterly fee of $2,500;

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•	as compensation for attendance and participation at the Regular Audit Committee Meetings, the Chairperson of the Audit Committee (Mark Riedy) receives a quarterly fee of $2,750;

•	each Independent Trustee receives a fee of $3,000 for each in-person Board meeting attended by such Trustee, provided such meeting is not a Regular Board Meeting;

•	each Independent Trustee receives a fee of $1,500 for each telephonic Board meeting attended by such Trustee, provided such meeting is not a Regular Board Meeting;

•	each Member receives a fee of $1,500 for each in-person Audit Committee meeting attended by such Member, provided such meeting is not a Regular Audit Committee Meeting or a meeting conducted in conjunction with a Board meeting;

•	each Member receives a fee of $750 for each telephonic Audit Committee meeting attended by such Member, provided such meeting is not a Regular Audit Committee Meeting or a meeting conducted in conjunction with a Board meeting; and

•	each Member receives a fee of $750 for each in-person or telephonic Audit Committee meeting attended by such Member if such meeting is conducted in conjunction with a Board meeting and provided such meeting is not a Regular Audit Committee Meeting.

None of the executive officers receive compensation from the Trust.

The table below details the amount of compensation the Trustees received from the Trust during the fiscal period ended February 28, 2018. The Trust does not have a bonus, profit sharing, pension or retirement plan.

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Name and Position	Aggregate Compensation From Trust	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Trust Paid to Directors
Mark J. Riedy	$32,500	None	None	$32,500
Ira J. Miller	$31,500	None	None	$31,500
John D. Frager	$20,000	None	None	$20,000
Darlene DeRemer	$31,500	None	None	$31,500
Raymond J. Lucia, Jr.	None	None	None	None

CODES OF ETHICS

Each of the Fund, the Adviser and the Trust's distributor has adopted a code of ethics under Rule 17j-1 of the 1940 Act (collectively the “Ethics Codes”). Rule 17j-1 and the Ethics Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by covered personnel (“Access Persons”). The Ethics Codes permit Access Persons, subject to certain restrictions, to invest in securities, including securities that may be purchased or held by the Fund. Under the Ethics Codes, Access Persons may engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Ethics Codes can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes are available on the EDGAR database on the SEC's website at www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

PROXY VOTING POLICIES AND PROCEDURES

The Board has adopted Proxy Voting Policies and Procedures (“Policies”) on behalf of the Trust, which delegate the responsibility for voting proxies to the Adviser, subject to the Board's continuing oversight. The Policies require that the Adviser vote, or cause to be voted, proxies received in a manner consistent with the best interests of the Fund and shareholders. A summary of the proxy policies and procedures of the Adviser is attached to this SAI. The Adviser will vote such proxies in accordance with its proxy policies and procedures. The Policies also require the Adviser to present to the Board, at least annually, the Adviser's Proxy Policies and a record of the proxy voted, or those caused to be voted, by the Adviser on behalf of the Fund, including a report on the resolution of all proxies identified by the Adviser involving a conflict of interest.

Where a proxy proposal raises a material conflict between the interests of the Adviser, any affiliated person(s) of the Adviser, the Fund's principal underwriter (distributor) or any affiliated person of the principal underwriter (distributor), or any affiliated person of the Trust and the Fund's or its shareholder's interests, the Adviser

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will resolve the conflict by voting in accordance with the policy guidelines or at the Trust's directive using the recommendation of an independent third party. If the third party's recommendations are not received in a timely fashion, the Adviser will abstain from voting.

Information regarding how the Fund voted proxies relating to portfolio securities held by the Fund during the most recent 12-month period ending June 30 will be available (1) without charge, upon request, by calling the Fund toll-free at 1-855-601-3841; and (2) on the U.S. Securities and Exchange Commission's website at http://www.sec.gov. In addition, a copy of the Fund's proxy voting policies and procedures are also available by calling toll-free at 1-855-601-3841 and will be sent within three business days of receipt of a request.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of such control. A control person may be able to determine the outcome of a matter put to a shareholder vote. A principal shareholder is any person who owns (either of record or beneficially) 5% or more of any class of the Fund’s outstanding shares. As of June 4, 2018, the following shareholders of record owned 5% or more of a class of the outstanding shares of the Fund.

Multi-Strategy Growth & Income Fund

Name & Address	Percentage of Shares

Class I

RBC Capital Markets LLC	11.46%
Mr. James Hoppie
3704 Illinois Lane
Bellingham, WA 98226-4365

RBC Capital Markets LLC	7.75%
Mr. William Coburn
1200 Coronado Drive
Punta Gorda, FL 33950

Charles Schwab & Co Inc.	5.46%
FBO Customers Attn: Mutual Funds
211 Main Street
San Francisco, CA 94105

Class L

FPSC Defined Benefit Plan	7.02%
Dart McGregory TTEE
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8841 South Redwood Road, Suite B

West Jordan, UT 84088

INVESTMENT ADVISORY AND OTHER SERVICES

Adviser

LCM Investment Management, LLC, located at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128, serves as the Fund's investment adviser. The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser was established in June 2011 for the purpose of providing investment advisory services to the Fund and other institutional investors. As of the date of this SAI, it had no clients other than the Fund. The majority of interests of the Adviser are owned by Raymond Lucia, Jr., who is deemed to control the Adviser because he owns more than 25% of the voting interests of the Adviser.

Under the general supervision of the Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and will determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund's service providers. The Adviser will furnish to the Fund office facilities, equipment and personnel for servicing the management of the Fund. The Adviser will compensate all Adviser personnel who provide services to the Fund. In return for these services, facilities and payments, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a monthly management fee computed at the annual rate of 0.75% of the Fund's daily net assets until August 3, 2017. Effective August 4, 2017, the Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a monthly management fee computed at the annual rate of 1.35% of the Fund's daily net assets. The Adviser may employ research services and service providers to assist in the Adviser's market analysis and investment selection. During the fiscal year ended February 28, 2018, the Fund paid $2,222,113 in advisory fees. During the fiscal year ended February 28, 2017, the Fund paid $1,492,225 in advisory fees. During the fiscal year ended February 29, 2016, the Fund paid $1,535,007 in advisory fees.

In addition, the Adviser and the Fund have entered into an expense limitation agreement (the “Expense Limitation Agreement”) under which, until August 4, 2019, the Adviser has agreed to reduce its fees and/or absorb expenses of the Fund to ensure that total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Adviser)) will not exceed 1.95% of Class A shares’ net assets, 2.45% of Class L shares’ net assets, 2.70% of Class C shares’ net assets, and 1.70% of Class I shares’ net assets. During fiscal year

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ended February 28, 2018, the Adviser waived fees/reimbursed expenses of $386,639 under the Expense Limitation Agreement.

Other Services. Gemini Fund Services, LLC, with principal offices at 80 Arkay Drive, Hauppauge, NY, 11788 and 17605 Wright Street, Suite 2, Omaha, NE 68130, serves as Administrator, Accounting Agent and Transfer Agent. For the fiscal year ended February 28, 2018, the Fund paid $192,001, $71,485 and $211,001 in administration, fund accounting and transfer agency fees, respectively. For the fiscal year ended February 28, 2017, the Fund paid $188,655, $70,224 and $189,636 in administration, fund accounting and transfer agency fees, respectively. For the fiscal year ended February 29, 2016, the Fund paid $191,262, $71,505 and $211,658 for administration, fund accounting and transfer agency fees, respectively.

Conflicts of Interest

Adviser

The Adviser may provide investment advisory and other services, directly and through affiliates, to various entities and accounts other than the Fund (“Adviser Accounts”). The Fund has no interest in these activities. The Adviser and the investment professionals, who on behalf of the Adviser, provide investment advisory services to the Fund, are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and the Adviser Accounts. Such persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate. Set out below are practices that the Adviser follows.

Participation in Investment Opportunities

Directors, principals, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, principals, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, if any, that are the same as, different from or made at a different time than, positions taken for the Fund.

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PORTFOLIO MANAGERS

Aaron Rosen

Mr. Rosen is the Fund’s Co-Portfolio Manager, and has served in this capacity since January 2016. As of June 1, 2016, Mr. Rosen receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Adviser. Because the portfolio manager may manage assets for other Client Accounts, or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of February 28, 2018, Mr. Rosen owned no Fund shares.

As of February 28, 2018, Mr. Rosen was responsible for the management of accounts other than the Fund as provided below.

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	1	$375,568,031	0	$0

Mark C. Scalzo

Mr. Scalzo is the Fund’s Co-Portfolio manager and has served in this capacity since March 1, 2015. As of February 29, 2016, Mr. Scalzo receives a salary, a discretionary bonus and is eligible for retirement plan benefits from the Adviser. Because the portfolio manager may manage assets for other pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals (collectively, “Client Accounts”)) or may be affiliated with such Client Accounts, there may be an incentive to favor one Client Account over another, resulting in conflicts of interest. For example, the Adviser may, directly or indirectly, receive fees from Client Accounts that are higher than the fee it receives from the Fund, or it may, directly or indirectly, receive a performance-based fee on a Client Account. In those instances, a portfolio manager may have an incentive to not favor the Fund over the Client Accounts. The Adviser has adopted trade allocation and other policies and procedures that it believes are reasonably designed to address these and other conflicts of interest. As of February 28, 2018, Mr. Scalzo owned no Fund shares.

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As of February 28, 2018, Mr. Scalzo was responsible for the management of accounts other than the Fund as provided below.

Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee
Registered Investment Companies	0	$0	0	$0
Other Pooled Investment Vehicles	0	$0	0	$0
Other Accounts	11	$449,766,575	0	$0

Distributor

Northern Lights Distributors, LLC (the “Distributor”), located at 17605 Wright Street, Omaha, NE 68130, is serving as the Fund's principal underwriter and acts as the distributor of the Fund's shares, subject to various conditions.

The Distributor has entered into an agreement with Lucia Securities, LLC (“Lucia Securities”), a registered broker and affiliate of the Adviser, under which Lucia Securities provides wholesaling services with respect to the Fund. For the fiscal year ended February 28, 2018, Lucia Securities received $42,201.01 under the agreement. For the fiscal year ended February 28, 2017, Lucia Securities received $105,027.22 under the agreement. For the fiscal year ended February 29, 2016, Lucia Securities received $138,927.62 under the agreement.

ALLOCATION OF BROKERAGE

Adviser

Specific decisions to purchase or sell securities for the Fund are made by the portfolio managers who are employees of the Adviser. The Adviser is authorized by the Trustees to allocate the orders placed on behalf of the Fund to brokers or dealers who may, but need not, provide research or statistical material or other services to the Fund or the Adviser for the Fund's use. Such allocation is to be in such amounts and proportions as the Adviser may determine.

In selecting a broker or dealer to execute each particular transaction, the Adviser will take the following into consideration:

•	the best net price available;
•	the reliability, integrity and financial condition of the broker or dealer;
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•	the size of and difficulty in executing the order; and
•	the value of the expected contribution of the broker or dealer to the investment performance of the Fund on a continuing basis.

Brokers or dealers executing a portfolio transaction on behalf of the Fund may receive a commission in excess of the amount of commission another broker or dealer would have charged for executing the transaction if the Adviser determines in good faith that such commission is reasonable in relation to the value of brokerage and research services provided to the Fund. In allocating portfolio brokerage, the Adviser may select brokers or dealers who also provide brokerage, research and other services to other accounts over which the Adviser exercises investment discretion. Some of the services received as the result of Fund transactions may primarily benefit accounts other than the Fund, while services received as the result of portfolio transactions effected on behalf of those other accounts may primarily benefit the Fund. During the fiscal years ended February 28, 2018, February 28, 2017 and February 29, 2016, Lucia Securities, an affiliate of the Adviser, received $14,579 $14,726 and $85,816, respectively, in placement fees which could be deemed to be a form of brokerage commissions. During the fiscal year ended February 28, 2018, the percentage of the Fund’s (i) aggregate brokerage commissions paid to Lucia Securities was 100%; and (ii) aggregate dollar amount of transactions involving the payment of commissions effected through Lucia Securities was 100%.

Affiliated Party Brokerage

The Adviser, and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Fund, except that the Fund may in accordance with rules under the 1940 Act engage in transactions with accounts that are affiliated with the Fund as a result of common officers, directors, advisers, members, managing general partners or common control. These transactions would be effected in circumstances in which the Adviser has determined that it would be appropriate for the Fund to purchase and another client to sell, or the Fund to sell and another client to purchase, the same security or instrument each on the same day.

The Adviser executes trades, on behalf of the Fund, through its affiliated broker, Lucia Securities. The Adviser may realize a profit from such trading activity. Any commission, fee or other remuneration paid to an affiliated broker or dealer is paid in compliance with the Fund's procedures adopted in accordance with Rule 17e-1 under the 1940 Act. The policy of the Fund with respect to brokerage is reviewed by the Trustees from time to time. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the foregoing practices may be modified.

TAX STATUS

The following discussion is general in nature and should not be regarded as an exhaustive presentation of all possible tax ramifications. All shareholders should consult a qualified tax adviser regarding their investment in the Fund.

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The Fund intends to qualify as regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), which requires compliance with certain requirements concerning the sources of its income, diversification of its assets, and the amount and timing of its distributions to shareholders. Such qualification does not involve supervision of management or investment practices or policies by any government agency or bureau. By so qualifying, the Fund should not be subject to federal income or excise tax on its net investment income or net capital gain, which are distributed to shareholders in accordance with the applicable timing requirements. Net investment income and net capital gain of the Fund will be computed in accordance with Section 852 of the Code. Net investment income is made up of dividends and interest less expenses. Net capital gain for a fiscal year is computed by taking into account any capital loss carryforward of the Fund. Capital losses incurred after January 31, 2011 may now be carried forward indefinitely and retain the character of the original loss. Under pre-enacted laws, capital losses could be carried forward to offset any capital gains for eight years, and carried forward as short-term capital, irrespective of the character of the original loss. Capital loss carry forwards are available to offset future realized capital gains. To the extent that these carry forwards are used to offset future capital gains it is probable that the amount offset will not be distributed to shareholders.

At February 28, 2018, the Fund had capital loss carry forward for federal income tax purposes available to offset future capital gains as follows:

Non-Expiring Short Term	Non-Expiring Long Term	Total
$5,350,034	$0	$5,350,034

The Fund intends to distribute all of its net investment income, any excess of net short-term capital gains over net long-term capital losses, and any excess of net long-term capital gains over net short-term capital losses in accordance with the timing requirements imposed by the Code and therefore should not be required to pay any federal income or excise taxes. Distributions of net investment income will be made quarterly and net capital gain will be made after the end of each fiscal year, and no later than December 31 of each year. Both types of distributions will be in shares of the Fund unless a shareholder elects to receive cash.

To be treated as a regulated investment company under Subchapter M of the Code, the Fund must also (a) derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived with respect to the business of investing in such securities or currencies, and (b) diversify its holdings so that, at the end of each fiscal quarter, (i) at least 50% of the market value of the Fund's assets is represented by cash, U.S. government securities and securities of other regulated investment companies, and other securities (for purposes of this calculation, generally limited in respect of any one issuer, to an amount not greater than 5% of the market value of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (ii) not more than 25% of

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the value of its assets is invested in the securities of (other than U.S. government securities or the securities of other regulated investment companies) any one issuer, two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses, or the securities of certain publicly traded partnerships.

If the Fund fails to qualify as a regulated investment company under Subchapter M in any fiscal year, it will be treated as a corporation for federal income tax purposes. As such, the Fund would be required to pay income taxes on its net investment income and net realized capital gains, if any, at the rates generally applicable to corporations. Shareholders of the Fund generally would not be liable for income tax on the Fund's net investment income or net realized capital gains in their individual capacities. Distributions to shareholders, whether from the Fund's net investment income or net realized capital gains, would be treated as taxable dividends to the extent of current or accumulated earnings and profits of the Fund.

The Fund is subject to a 4% nondeductible excise tax on certain undistributed amounts of ordinary income and capital gain under a prescribed formula contained in Section 4982 of the Code. The formula requires payment to shareholders during a calendar year of distributions representing at least 98% of the Fund's ordinary income for the calendar year and at least 98.2% of its capital gain net income (i.e., the excess of its capital gains over capital losses) realized during the one-year period ending October 31 during such year plus 100% of any income that was neither distributed nor taxed to the Fund during the preceding calendar year. Under ordinary circumstances, the Fund expects to time its distributions so as to avoid liability for this tax.

The following discussion of tax consequences is for the general information of shareholders that are subject to tax. Shareholders that are IRAs or other qualified retirement plans are exempt from income taxation under the Code.

Distributions of taxable net investment income and the excess of net short-term capital gain over net long-term capital loss are taxable to shareholders as ordinary income.

Distributions of net capital gain (“capital gain dividends”) generally are taxable to shareholders as long-term capital gain, regardless of the length of time the shares of the Fund have been held by such shareholders.

A redemption of Fund shares by a shareholder will result in the recognition of taxable gain or loss in an amount equal to the difference between the amount realized and the shareholder's tax basis in his or her Fund shares. Such gain or loss is treated as a capital gain or loss if the shares are held as capital assets. However, any loss realized upon the redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as capital gain dividends during such six-month period. All or a portion of any loss realized upon the redemption of shares may be disallowed to the extent shares are

27

purchased (including shares acquired by means of reinvested dividends) within 30 days before or after such redemption.

Distributions of taxable net investment income and net capital gain will be taxable as described above, whether received in additional cash or shares. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the net asset value of a share on the reinvestment date.

All distributions of taxable net investment income and net capital gain, whether received in shares or in cash, must be reported by each taxable shareholder on his or her federal income tax return. Dividends or distributions declared in October, November or December as of a record date in such a month, if any, will be deemed to have been received by shareholders on December 31, if paid during January of the following year. Redemptions of shares may result in tax consequences (gain or loss) to the shareholder and are also subject to these reporting requirements.

Under the Code, the Fund will be required to report to the Internal Revenue Service all distributions of taxable income and capital gains as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt shareholders. Under the backup withholding provisions of Section 3406 of the Code, distributions of taxable net investment income and net capital gain and proceeds from the redemption or exchange of the shares of a regulated investment company may be subject to withholding of federal income tax in the case of non-exempt shareholders who fail to furnish the investment company with their taxpayer identification numbers and with required certifications regarding their status under the federal income tax law, or if the Fund is notified by the IRS or a broker that withholding is required due to an incorrect TIN or a previous failure to report taxable interest or dividends. If the withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in additional shares, will be reduced by the amounts required to be withheld.

Original Issue Discount and Pay-In-Kind Securities

Current federal tax law requires the holder of a U.S. Treasury or other fixed-income zero coupon security to accrue as income each year a portion of the discount at which the security was purchased, even though the holder receives no interest payment in cash on the security during the year. In addition, pay-in-kind securities will give rise to income which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund may be treated as debt securities that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. A portion of the OID includable in

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income with respect to certain high-yield corporate debt securities (including certain pay-in-kind securities) may be treated as a dividend for U.S. federal income tax purposes.

The higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans. Even if the accounting conditions for income accrual are met, the issuer of OID instruments could still default when the Fund’s collection is supposed to occur at the maturity of the obligation. OID instruments may have unreliable valuations because their continuing accruals require ongoing judgments about the collectability of the deferred payments and the value of any associated collateral. OID instruments create the risk that advisory fees may be paid to the Adviser based on non-cash accruals that ultimately may not be realized. In such instances, the Adviser may not be obligated to reimburse the Fund for such fees.

Some of the debt securities (with a fixed maturity date of more than one year from the date of issuance) that may be acquired by the Fund in the secondary market may be treated as having market discount. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt security having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt security. Market discount generally accrues in equal daily installments. The Fund may make one or more of the elections applicable to debt securities having market discount, which could affect the character and timing of recognition of income.

Pay-in-kind securities may cause the generation of investment income and increase the advisory fees payable at a compounding rate. In addition, the deferral of pay-in-kind interest also reduces the loan-to-value ratio at a compounding rate.

Some debt securities (with a fixed maturity date of one year or less from the date of issuance) that may be acquired by the Fund may be treated as having acquisition discount, or OID in the case of certain types of debt securities. Generally, the Fund will be required to include the acquisition discount, or OID, in income over the term of the debt security, even though payment of that amount is not received until a later time, usually when the debt security matures. The Fund may make one or more of the elections applicable to debt securities having acquisition discount, or OID, which could affect the character and timing of recognition of income.

A fund that holds the foregoing kinds of securities may be required to pay out as an income distribution each year an amount, which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by liquidation of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution, if any, than they would in the absence of such transactions.

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Payments to a shareholder that is either a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) within the meaning of the Foreign Account Tax Compliance Act (“FATCA”) may be subject to a generally nonrefundable 30% withholding tax on: (a) income dividends paid by the Fund after June 30, 2014 and (b) certain capital gain distributions and the proceeds arising from the sale of Fund shares paid by the Fund after December 31, 2016. FATCA withholding tax generally can be avoided: (a) by an FFI, subject to any applicable intergovernmental agreement or other exemption, if it enters into a valid agreement with the IRS to, among other requirements, report required information about certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reports information relating to them. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

Shareholders of the Fund may be subject to state and local taxes on distributions received from the Fund and on redemptions of the Fund's shares.

A brief explanation of the form and character of the distribution accompany each distribution. In January of each year the Fund issues to each shareholder a statement of the federal income tax status of all distributions.

Shareholders should consult their tax advisers about the application of federal, state and local and foreign tax law in light of their particular situation.

OTHER INFORMATION

Each share represents a proportional interest in the assets of the Fund. Each share has one vote at shareholder meetings, with fractional shares voting proportionally, on matters submitted to the vote of shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders after all expenses and debts have been paid.

Portfolio Holdings Disclosure: The Trust has adopted policies and procedures that govern the disclosure of the Fund’s portfolio holdings. These policies and procedures are designed to ensure that such disclosure is in the best interests of Fund shareholders.

The Fund discloses its portfolio holdings by mailing its annual and semi-annual reports to shareholders approximately two months after the end of the fiscal year and semi-annual period.

In addition, the Fund’s adviser will publish a schedule of the Fund’s 10 largest portfolio holdings on a quarterly basis, approximately 10 days after the end of each

30

quarter. The schedule shall be published on the Fund’s website at www.growthandincomefund.com. This information will remain on the website until new information for the next quarter is posted. This information also is available by calling toll-free 1-855-601-3841.

The Fund may choose to make available its portfolio holdings to rating agencies such as Lipper, Morningstar or Bloomberg more frequently, on a confidential basis.

Compliance Service Provider

Northern Lights Compliance Services, LLC (“NLCS”), located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 provides a Chief Compliance Officer to the Fund as well as related compliance services pursuant to a consulting agreement between NLCS and the Fund.

Administrator

Gemini Fund Services, LLC (“GFS”), located at 80 Arkay Drive, Suite 110, Hauppauge, NY 11788 serves as the Fund's administrator, fund accountant and transfer agent pursuant to a fund services agreement between GFS and the Fund.

Legal Counsel

Thompson Hine LLP, 41 South High Street, 17th floor, Columbus, Ohio 43215, acts as legal counsel to the Fund.

Custodian

UMB Bank, n.a. (the “Custodian”) serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign sub custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Trustees. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is 928 Grand Boulevard, Kansas City, MO 64106

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche, LLP (“Deloitte”) is the independent registered public accounting firm for the Fund and will audit the Fund's financial statements. Deloitte is located at 695 Town Center Drive, Suite 1000, Costa Mesa, CA 92636.

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FINANCIAL STATEMENTS

The Financial Statements and independent registered public accounting firm’s report thereon contained in the Fund’s annual report dated February 28, 2018, are incorporated by reference in this Statement of Additional Information. The Fund’s annual report is available upon request, without charge, by calling the Fund toll-free at 1-855-601-3841.

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APPENDIX A

Adviser

PROXY VOTING POLICIES AND PROCEDURES

PROXY VOTING: LCM Investment Management, LLC

SUMMARY OF PROXY VOTING GUIDELINES

In the absence of specific voting guidelines from the client, LCM Investment Management, LLC (“LCM”) will vote proxies in the best interests of each particular client. LCM’s policy is to vote all proxies from a specific issuer the same way for each client absent qualifying restrictions from a client. Clients are permitted to place reasonable restrictions on LCM's voting authority in the same manner that they may place such restrictions on the actual selection of account securities.

LCM will generally vote in favor of routine corporate housekeeping proposals such as the election of directors and selection of auditors absent conflicts of interest raised by an auditor’s non-audit services.

LCM will generally vote against proposals that cause board members to become entrenched or cause unequal voting rights.

In reviewing proposals, LCM will further consider the opinion of management and the effect on management, and the effect on shareholder value and the issuer’s business practices.

If LCM is voting proxies on behalf of a registered investment company (“RIC”), any proxies received for holdings in other RICs will vote proxies proportionally to reflect, or echo, the way that previous voters split on a particular issue. For example, if 100 shareholders cast 60 votes for a proposal and 40 votes against, the brokerage firm would follow the 3:2 proportion in voting the proxies of the non-voting shareholders.

Conflicts of Interest: LCM will identify any conflicts that exist between the interests of the adviser and the client by reviewing the relationship of LCM or LCM’s affiliates with the issuer of each security to determine if LCM or any of its employees has any financial, business or personal relationship with the issuer.

If a material conflict of interest exists, the portfolio manager will vote in a manner consistent with an independent third party voting recommendation.

LCM will maintain a record of the voting resolution of any conflict of interest.

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PART C – Other Information

Item 25. Financial Statements and Exhibits

1. Financial Statements

Part A: The financial highlights of the Multi-Strategy Growth & Income Fund (the "Registrant") for the fiscal year ended February 28, 2018, are included in Part A of this registration statement in the section entitled "Financial Highlights."

Part B: The Registrant's audited Financial Statements and the notes thereto in the Registrant's Annual Report to Shareholders for the fiscal year ended February 28, 2018, filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

2. Exhibits

a. (1) Amended Agreement and Declaration of Trust*

a. (2) Certificate of Trust**

b. By-Laws***

c. Voting Trust Agreements: None

d. Instruments Defining Rights of Security Holders.

(1) See Article III, "Shares" and Article V "Shareholders' Voting Powers and Meetings" of the Registrant's Agreement and Declaration of Trust. See also, Article 12, "Meetings" of shareholders of the Registrant's By-Laws.

(2) Multiple Class Plan*****

e. Dividend reinvestment plan: None.

f. Rights of subsidiaries long-term debt holders: Not applicable.

g. (1) Investment Advisory Agreement (filed herewith)

h. (1) Underwriting Agreement dated as of April 30, 2015*******

(2) Shareholder Servicing Plan and Agreement*****

(3) Selling Agreement Form***

(4) Distribution Plan Class C*****

(5) Distribution Plan Class L*****

i. Bonus, profit sharing, pension and similar arrangements for Fund Trustees and Officers: None.

j. Custodian Agreement***

k. (1) Fund Services Agreement (Administration, Accounting and Transfer Agency)***

(2) Compliance Consulting Agreement***

(3) Expense Limitation Agreement (filed herewith)

l. Opinion and Consent of Counsel

(1) Opinion of Counsel***

(2) Consent of Counsel (filed herewith)

m. Non-resident Trustee Consent to Service of Process: Not applicable

n. Consent of Independent Registered Public Accounting Firm (filed herewith)

o. Omitted Financial Statements: None

p. Initial Capital Agreement***

q. Model Retirement Plan: None

r. (1) Code of Ethics-Fund***

(2) Code of Ethics-Adviser***

(3) Code of Ethics-Principal Underwriter/Distributor***

s. (1) Powers of Attorney (Mark J. Riedy, Ira J. Miller, John D. Frager and Raymond J Lucia, Jr.)***

(2) Powers of Attorney (Darlene T. DeRemer and Felicia Tarantino******

*Previously filed on May 31, 2013, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

** Previously filed on June 15, 2011, as an exhibit to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

*** Previously filed on November 16, 2011, as an exhibit to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

**** Previously filed on March 1, 2012, as an exhibit to Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on Form N-2, and hereby incorporated by reference.

*****Previously filed on June 27, 2014, as an exhibit to Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

****** Previously filed on June 27, 2016, as an exhibit to Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

*******Previously filed on June 28, 2017, as an exhibit to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2, and hereby incorporated by reference.

Item 26. Marketing Arrangements

Not Applicable.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of June 15, 2018:

Title of Class Shares of Beneficial Ownership.	Number of Record Holders 3,777

Item 30. Indemnification

Reference is made to Article VIII Section 2 of the Registrant's Agreement and Declaration of Trust (the "Declaration of Trust"), filed as Exhibit (a)(2) hereto, and to Section 8 of the Registrant's Underwriting Agreement, to be filed as Exhibit (h)(1) hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the Declaration of Trust and Underwriting Agreement in a manner consistent with Release 40-11330 of the Securities and Exchange Commission (the "SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"), so long as the interpretation therein of Sections 17(h) and 17(i) of the 1940 Act remains in effect.  The Registrant maintains insurance on behalf of any person who is or was an independent trustee, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser or sub-adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser or sub-adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant's prospectus in the section entitled "Management of the Fund." Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-72595), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

Gemini Fund Services, LLC, the Fund's administrator, maintains certain required accounting related and financial books and records of the Registrant at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788. The other required books and records are maintained by the Adviser at 13520 Evening Creek Drive N., Suite 300, San Diego, CA 92128and by the Custodian at 350 California Street, 6th Floor San Francisco, California  94104.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

1. The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value of the Fund declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value of the Fund increases to an amount greater than its net proceeds as stated in the prospectus.

2. The Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (a) (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. (b)  For the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. (c) The Registrant undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering. (d) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use. (e) The Registrant undertakes that, for the purpose of determining liability under the 1933 Act, in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (ii) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and (iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

3. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective. The Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

4. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486(b) under the Securities Act. Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hauppauge, State of New York, on the 27th day of June 2018.

MULTI-STRATEGY GROWTH & INCOME FUND

By: /s/ JoAnn Strasser

Name: JoAnn Strasser

Title: Attorney-in-Fact*

*Pursuant to Powers of Attorney

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates shown below.

Name	Title	Date
Mark J. Riedy **	Trustee	June 27, 2018
Ira J. Miller **	Trustee	June 27, 2018
John D. Frager **	Trustee	June 27, 2018
Darlene T. DeRemer**	Trustee	June 27, 2018
Raymond J. Lucia, Jr.**	Trustee, President and Principal Executive Officer	June 27, 2018
Felicia Tarantino**	Treasurer and Principal Financial Officer	June 27, 2018

**By: /s/ JoAnn Strasser

JoAnn Strasser

**Attorney-in-Fact – Pursuant to Powers of Attorney.

June 27, 2018

EXHIBIT INDEX

Description	Exhibit Number
Investment Advisory Agreement	99(g)(1)
Expense Limitation Agreement	99(k)(3)
Consent of Counsel	99(l)(2)
Consent of Independent Registered Public Accounting Firm	99(n)